UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, May 11, 2017 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 1Q17 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 1Q16, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 1Q17 RESULTS

Indicators (R$ Million)	1Q17	1Q16	Var.
Sales within the Concession Area - GWh	16,715	14,147	18.1%
Captive Market	12,103	10,568	14.5%
Free Client	4,611	3,579	28.8%
Gross Operating Revenue	8,730	7,586	15.1%
Net Operating Revenue	5,539	4,337	27.7%
EBITDA(1)	1,196	1,035	15.6%
Net Income	232	232	-0.1%
Investments(2)	681	449	51.6%

Notes:

(1)   EBITDA is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12. See the calculation in item 4.6 of this report;

(2)   Includes investment related to the construction of transmission lines of CPFL Transmissão  Piracicaba and Morro Agudo and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” (in non-current assets). Does not include special obligations.

1Q17 HIGHLIGHTS

•     Stable load in the concession area (-0.4%);

•     Contracted demand is being preserved: -0.6% Off Peak and -0.2% Peak (Mar-17 x Mar-16);

•     Increases of 27.7% in Net Operating Revenue and of 15.6% in EBITDA;

•     Investments of R$ 681 million;

•     Pro forma net debt of R$ 13.8 billion and leverage of 3.30x pro forma Net Debt/EBITDA;

•     CPFL Paulista tariff adjustment, in Apr-17, with an average effect of -10.50% to be perceived by the consumers;

•     RGE Sul tariff adjustment, in Apr-17, with an average effect of -6.43% to be perceived by the consumers;

•     Current status of State Grid transaction: appraisal report of the Unified Tender Offer in preparation, as approved in the EGM of March 27, 2017;

•     Launch of Envo, a company that will offer solutions in distributed solar power generation, manly to residential clients;

•     2016 Annual Report released on April 5, 2017.

INDEX

1) MESSAGE FROM THE CEO	4

2) ENERGY SALES	5
2.1) Sales within the Distributors’ Concession Area	5
2.1.1) Sales by Segment – Concession Area	6
2.1.2) Sales to the Captive Market	7
2.1.3) Free Clients	7
2.2) Contracted Demand (% - high voltage)	8
2.3) Generation Installed Capacity	8

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS
CONSOLIDATION	10
3.1) Consolidation of CPFL Renováveis Financial Statements	12
3.2) Consolidation of RGE Sul Financial Statements	12
3.3) Economic-Financial Performance Presentation	12

4) ECONOMIC-FINANCIAL PERFORMANCE	13
4.1) Opening of economic-financial performance by business segment	13
4.2) Reclassification of the Concession Financial Asset	14
4.3) Sectoral Financial Assets and Liabilities	14
4.4) Operating Revenue	14
4.5) Cost of Electric Energy	14
4.6) Operating Costs and Expenses	15
4.7) EBITDA	18
4.8) Financial Result	18
4.9) Net Income	20

5) DEBT	21
5.1) Debt (IFRS)	21
5.2) Debt in Financial Covenants Criteria	22
5.2.1) Debt Amortization Schedule in Financial Covenants Criteria	22
5.2.2) Indexation and Debt Cost in Financial Covenants Criteria	23
5.3) Net Debt in Financial Covenants Criteria and Leverage	24

6) INVESTMENTS	24
6.1) Capital Expenditures	24
6.2) Projected Capital Expenditures	25

7) STOCK MARKETS	26
7.1) Stock Performance	26
7.2) Daily Average Volume	26

8) CORPORATE GOVERNANCE	27

9) SHAREHOLDERS STRUCTURE	28
9.1) Launch of Envo	28

10) PERFORMANCE OF THE BUSINESS SEGMENTS	30
10.1) Distribution Segment	30
10.1.1) Economic-Financial Performance	30
10.1.1.1) Reclassification of the Adjustments to the Concession´s Financial Asset	30
10.1.1.2) Sectoral Financial Assets and Liabilities	30
11.1.1.3) Operating Revenue	31
10.1.1.4) Cost of Electric Power	32
10.1.1.5) Operating Costs and Expenses	33
10.1.1.6) EBITDA	35
10.1.1.7) Financial Result	35

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10.1.1.8) Net Income	37
10.1.2) Tariff events	38
10.1.3) Operating Performance of Distribution	39
10.2) Commercialization and Services Segments	41
10.2.1) Commercialization Segment	41
10.2.2) Services Segment	41
10.3) Conventional Generation Segment	42
10.3.1) Economic-Financial Performance	42
10.3.1.1) Operating Revenue	42
10.3.1.2) Cost of Electric Power	42
10.3.1.3) Operating Costs and Expenses	43
10.3.1.4) Equity Income	44
10.3.1.5) EBITDA	45
10.3.1.6) Financial Result	45
10.3.1.7) Net Income	46
10.4) CPFL Renováveis	46
10.4.1) Economic-Financial Performance	46
10.4.1.1) Variations in the Income Statement of CPFL Renováveis	46
10.4.1.2) Operating Revenue	47
10.4.1.3) Cost of Electric Power	47
10.4.1.4) Operating Costs and Expenses	48
10.4.1.5) EBITDA	48
10.4.1.6) Financial Result	49
10.4.1.7) Net Income	49
10.4.2) Status of Generation Projects – 100% Participation	50

11) ATTACHMENTS	51
11.1) Statement of Assets – CPFL Energia	51
11.2) Statement of Liabilities – CPFL Energia	52
11.3) Income Statement – CPFL Energia	53
11.4) Cash Flow – CPFL Energia	54
11.5) Income Statement – Conventional Generation Segment	55
11.6) Income Statement – CPFL Renováveis	56
11.7) Income Statement – Distribution Segment	57
11.8) Income Statement – Distribution Segment (without RGE Sul)	58
11.9) Income Statement – Distribution Segment	59
11.10) Sales within the Concession Area by Distributor (In GWh)	62
11.11) Sales to the Captive Market by Distributor (in GWh)	63
11.12) Reconciliation of Net Debt/Ebitda Pro Forma ratio of CPFL Energia for purposes of financial
covenants calculation	64

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1) MESSAGE FROM THE CEO

The beginning of 2017 was marked by new prospects and possibilities for the CPFL Group, after the conclusion of the acquisition of the controlling interest in the Company by the Chinese State Grid, the largest global player in the electricity sector. Its long-term strategic vision and technological development will make a great contribution to CPFL’s next steps.

After eight consecutive quarters of decrease, the distribution segment registered stable energy sales in the first quarter of 2017 (+0.1%), disregarding the positive effect of the acquisition of RGE Sul. The residential class registered an increased 1.5%, while industrial and commercial classes fell by 2.2% and 0.7%, respectively, reflecting the effects of the slowdown in economic activity in the country. The acquisition of RGE Sul, consolidated since November 2016, added 2,549 GWh to volumes sold in the first quarter of 2017.

It is also worth mentioning the considerable migration of consumers from the captive market (a 5.3% market reduction) to the free market (+16.1%) during the year 2016. In March 2017, the demand contracted by the high-voltage clients remained practically stable – a reduction of 0.6% during off-peak hours and 0.2% during peak hours, in comparison with the same month of the previous year, which preserves the majority of the remuneration of the business coming from high-voltage clients of this segment.

The group posted EBITDA of R$ 1,196 million in the quarter (+16% vs. 1Q16), reflecting the contribution of the full consolidation of RGE Sul and the improvement in the results from our subsidiary CPFL Renováveis, among other effects. Consolidated leverage of CPFL Energia reached 3.30x net debt/EBITDA at the end of the quarter, in accordance with the criteria used to measure our financial covenants. The decline in interest rates throughout the year will be beneficial for the Company, which has around three-fourths of its debt pegged to the CDI interbank rate.

CPFL maintained its growth strategy at the beginning of 2017. In the renewable energy segment, the company is advancing on construction of the Pedra Cheirosa wind complex, with total installed capacity of 48 MW. In transmission, the Morro Agudo project showed progress in the quarter, reaching 95% progress in the works.

In addition, CPFL founded a new company in early May, Envo, focused on the solar distributed generation market for households, and small commercial clients, thus expanding the portfolio of energy products and services offered by the Group.

Regarding the sale of controlling interest of CPFL Energia, its migration from category A to category B of the Brazilian Securities and Exchange Commission (CVM) and the delisting of its shares from the Novo Mercado segment of the São Paulo Stock Exchange were approved at the Shareholders Meeting held on March 27, 2017. This Unified Tender Offer process requires the preparation of a valuation report, which will be done by the bank Credit Suisse, as approved by minority shareholders at said meeting.

Finally, CPFL’s management remains optimistic about the advances of the Brazilian electricity sector and remains confident in its business platform. For the year 2017, approximately R$ 2.8 billion in investments are projected, and more than R$10 billion in investments are estimated for the next five years, which reinforces the Group’s commitment to its long-term development strategy.

Andre Dorf

CEO of CPFL Energia

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2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

Sales within the Concession Area - GWh
	1Q17	1Q16	Var.
Captive Market	12,103	10,568	14.5%
Free Client	4,611	3,579	28.8%
Total	16,715	14,147	18.1%

Sales within the Concession Area (without RGE Sul) - GWh
	1Q17	1Q16	Var.
Captive Market	10,009	10,568	-5.3%
Free Client	4,157	3,579	16.1%
Total	14,166	14,147	0.1%

Note: RGE Sul was consolidated in November 2016. For more information, see item 3.2 of this report.

In 1Q17, sales within the concession area, achieved by the distribution segment, totaled 16,715 GWh, an increase of 18.1%, mainly due to the acquisition of RGE Sul. Disregarding the effect of this acquisition, sales within the concession area would have totaled 14,166 GWh, an increase of 0.1%.

Sales to the captive market totaled 12,103 GWh in 1Q17, an increase of 14.5%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, sales to the captive market would have totaled 10,009 GWh, a reduction of 5.3%, reflecting mainly the strong client migration to the free market. The quantity of energy, in GWh, which corresponds to the consumption of free clients in the concession area of group’s distributors, billed through the Tariff for the Usage of the Distribution System (TUSD), reached 4,611 GWh in 1Q17, an increase of 28.8%, mainly due to the acquisition of RGE Sul; disregarding the effect of this acquisition, the quantity of energy billed through TUSD would have reached 4,157 GWh, an increase of 16.1%.

Sales within the Concession Area - GWh
	1Q17	1Q16	Var.	Part.
Residential	5,129	4,265	20.2%	30.7%
Industrial	5,663	5,146	10.0%	33.9%
Commercial	2,944	2,585	13.9%	17.6%
Others	2,979	2,150	38.5%	17.8%
Total	16,715	14,147	18.1%	100.0%

Sales within the Concession Area (without RGE Sul) - GWh
	1Q17	1Q16	Var.	Part.
Residential	4,328	4,265	1.5%	30.6%
Industrial	5,035	5,146	-2.2%	35.5%
Commercial	2,566	2,585	-0.7%	18.1%
Others	2,237	2,150	4.0%	15.8%
Total	14,166	14,147	0.1%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 11.10.

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Noteworthy in 1Q17, in the concession area:

•         Residential class (30.7% of total sales): increase of 20.2%, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have an increase of 1.5%, reflecting the high temperature in 1Q17 in comparison with the 1Q16;

•         Commercial class (17.6% of total sales): increase of 13.9%, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have a reduction of 0.7%, still reflecting the low economic activity in comparison with the 1Q16;

•         Industrial class (33.9% of total sales): increase of 10.0%, influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have a reduction of 2.2%, still reflecting the low economic activity in comparison with the 1Q16. It is noteworthy that a large client of the steel business in the area of CPFL Piratininga has reduced consumption by 50.1% in comparison with the 1Q16; this represents 1.9% of the 2.2% reduction. Therefore, CPFL Piratininga recorded a reduction of 7.3% (117 GWh) in this class (or a reduction of 1.3% disregarding this client). CPFL Paulista recorded a reduction of 0.6% (14 GWh) and RGE had an increase of 3.7% (28 GWh).

2.1.1) Sales by Segment – Concession Area

Note: in parentheses, the variation in percentage points from 1Q16 to 1Q17.

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2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	1Q17	1Q16	Var.
Residential	5,129	4,265	20.2%
Industrial	1,631	1,849	-11.8%
Commercial	2,442	2,347	4.1%
Others	2,902	2,107	37.7%
Total	12,103	10,568	14.5%

Sales to the Captive Market (without RGE Sul) - GWh
	1Q17	1Q16	Var.
Residential	4,328	4,265	1.5%
Industrial	1,417	1,849	-23.4%
Commercial	2,103	2,347	-10.4%
Others	2,160	2,107	2.5%
Total	10,009	10,568	-5.3%

Note: The tables with captive market sales by distributor are attached to this report in item 11.11.

The increase of 14.5% (1,535 GWh) in sales to the captive market, from 10,568 GWh in 1Q16 to 12,103 GWh in 1Q17, was influenced by the acquisition of RGE Sul. Disregarding the effect of this acquisition, the sales to the captive market would have totaled 10,009 GWh in 1Q17, representing a reduction of 5.3% (559 GWh), mainly due to the performance of the industrial and commercial classes, still reflecting the low economic activity and the migration to the free market, as explained before.

2.1.3) Free Clients

Free Client - GWh
	1Q17	1Q16	Var.
Industrial	4,032	3,297	22.3%
Commercial	502	238	110.6%
Others	77	44	77.5%
Total	4,611	3,579	28.8%

Free Client (without RGE Sul) - GWh
	1Q17	1Q16	Var.
Industrial	3,618	3,297	9.7%
Commercial	463	238	94.5%
Others	77	44	75.4%
Total	4,157	3,579	16.1%

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Free Client by Distributor - GWh
	1Q17	1Q16	Var.
CPFL Paulista	2,177	1,845	18.0%
CPFL Piratininga	1,335	1,219	9.5%
RGE	534	432	23.5%
CPFL Santa Cruz	28	12	130.8%
CPFL Jaguari	42	27	57.2%
CPFL Mococa	7	7	-7.2%
CPFL Leste Paulista	14	14	4.7%
CPFL Sul Paulista	20	23	-10.9%
RGE Sul (*)	454	-	-
Total	4,611	3,579	28.8%

Note: (*) Considers the quantity of energy billed through the TUSD from 1Q17.

2.2) Contracted Demand (% - high voltage)

Contracted Demand Evolution | % compared to the same month of the previous year

2.3) Generation Installed Capacity

In 1Q17, the installed capacity of generation of CPFL Energia, considering the proportional stake in each project, reached 3,258 MW, representing an expansion of 4.2% compared to 1Q16. This increase is due to the commercial start-up of Mata Velha SHPP and Campo do Ventos and São Benedito Wind Complexes.

Generation Installed Capacity | MW

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Note: Take into account CPFL Energia’s 51.61% stake in CPFL Renováveis.

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3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of March 31, 2017 and 2016, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis. Since November 1st, 2016 CPFL Energia is considering the full consolidation of RGE Sul.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,324	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,702	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,466	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-quoted corporation	Indirect 100%	Interior of Rio Grande do Sul	118	1,324	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	210	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	58	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	41	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	85	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	47	30 years	July 2045

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 3 SHPPs (a)	1,295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó") (b)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855	436
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermals	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (c)	Tocantins	1 Hydroelectric	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	See chapter 10.4.2	See chapter 10.4.2	See chapter 10.4.2	See chapter 10.4.2
CPFL Centrais Geradoras Ltda. ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPPs (d)	4	4

Notes:

(a)     SHPP – Small Hydroelectric Power Plant;

(b)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

(c)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital);

(d)     MHPP – Micro Hydroelectric Power Plant;

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Energy commercialization	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%

Services	Company Type	Core activity	Equity Interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda. ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Eficiência Energética S.A. ("CPFL ESCO")	Private corporation	Management in Energy Efficiency	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi") (e)	Limited company	IT services	Direct 100%
CPFL GD S.A. ("CPFL GD") (f)	Private corporation	Electric energy generation services	Indirect 100%

(e)     In September, 2014 the direct subsidiary TI Nect Serviços de Informática Ltda. (“Authi”), was set up with the objective of providing informatics, information technology maintenance, system update, program development and customization and computer and peripheral equipment maintenance services;

(f)      The main objective of CPFL GD S.A., incorporated in August 2015 and fully controlled by CPFL Eficiência Energética S.A., is the provision of general consultancy services in the electric energy market and commercialization of assets related to the electric energy generation plants;

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Others	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%
CPFL Telecom S.A. ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A. ("CPFL Transmissão Piracicaba")	Private corporation	Electric energy transmission services	Indirect 100%
CPFL Transmissão Morro Agudo S.A. ("CPFL Transmissão Morro Agudo") (g)	Private corporation	Electric energy transmission services	Indirect 100%

(g)     The incorporation of CPFL Transmissora Morro Agudo S.A., subsidiary of CPFL Geração, was approved in January 2015, with the objective of building and operating electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System (“SIN”).

3.1) Consolidation of CPFL Renováveis Financial Statements

On March 31, 2017, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Consolidation of RGE Sul Financial Statements

On March 31, 2017, CPFL Energia indirectly held 100% of RGE Sul, through its subsidiary CPFL Jaguariúna. RGE Sul has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since November 1st, 2016.

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

3.3) Economic-Financial Performance Presentation

In accordance with U.S. SEC (Securities and Exchange Commission) guidelines and pursuant to items 100(a) and (b) of Regulation G, with the disclosure of 4Q16/2016 results, in order to avoid the disclosure of non-GAAP measures, we no longer disclose the economic-financial performance considering the proportional consolidation of the generation projects and the adjustment of the numbers for non-recurring items, focusing the disclosure in the IFRS criterion. Only in chapter 5, of Indebtedness, we continue presenting the information in the financial covenants criterion, considering that the proper reconciliation with the numbers in the IFRS criterion are presented in item 11.12 of this report.

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4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (R$ Million)
	1Q17	1Q16	Var.
Gross Operating Revenue	8,730	7,586	15.1%
Net Operating Revenue	5,539	4,337	27.7%
Cost of Electric Power	(3,221)	(2,528)	27.4%
Operating Costs & Expenses	(1,579)	(1,146)	37.8%
EBIT	739	663	11.5%
EBITDA[1]	1,196	1,035	15.6%
Financial Income (Expense)	(436)	(319)	36.7%
Income Before Taxes	383	408	-6.0%
Net Income	232	232	-0.1%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12. See the calculation in item 4.6 of this report.

4.1) Opening of economic-financial performance by business segment

Income Statement by business segment - CPFL Energia (R$ million)
	Distribution	Conventional Generation	Renewable Generation	Commerciali-zation	Services	Others	Eliminations	Total
1Q17
Net operating revenue	4,462	257	387	621	103	43	(335)	5,539
Operating costs and expenses	(3,837)	(47)	(151)	(580)	(86)	(58)	335	(4,423)
Depreciation e amortization	(189)	(31)	(151)	(1)	(4)	(1)	-	(376)
Income from electric energy service	437	179	86	40	13	(15)	-	739
Equity accounting	-	80	-	-	-	-	-	80
EBITDA	626	290	236	41	18	(15)	-	1,196
Financial result	(182)	(100)	(124)	(13)	1	(19)	-	(436)
Income (loss) before taxes	256	159	(38)	27	15	(35)	-	383
Income tax and social contribution	(105)	(27)	(12)	(10)	(4)	7	-	(151)
Net income (loss)	150	132	(50)	17	11	(27)	-	232

1Q16 (Resubmitted)
Net operating revenue	3,527	237	291	432	85	9	(243)	4,337
Operating costs and expenses	(2,936)	(51)	(123)	(415)	(68)	(16)	243	(3,366)
Depreciation e amortization	(139)	(31)	(133)	(1)	(3)	(1)	-	(308)
Income from electric energy service	452	155	34	16	14	(8)	-	663
Equity accounting	-	63	-	-	-	-	-	63
EBITDA	591	249	168	17	18	(7)	-	1,035
Financial result	(91)	(84)	(134)	4	1	(15)	-	(319)
Income (loss) before taxes	361	134	(100)	19	15	(23)	-	408
Income tax and social contribution	(139)	(25)	(7)	(6)	(5)	6	-	(175)
Net income (loss)	222	110	(107)	14	10	(16)	-	232

Variation
Net operating revenue	26.5%	8.6%	33.2%	43.8%	21.0%	404.4%	37.7%	27.7%
Operating costs and expenses	30.7%	-8.2%	22.6%	39.8%	26.2%	268.7%	37.7%	31.4%
Depreciation e amortization	35.7%	-0.4%	13.2%	-6.4%	45.5%	13.3%	-	22.2%
Income from electric energy service	-3.2%	16.0%	148.8%	150.9%	-8.5%	95.2%	-	11.5%
Equity accounting	-	25.6%	-	-	-	-	-	25.6%
EBITDA	5.9%	16.4%	41.0%	141.8%	0.8%	104.9%	-	15.6%
Financial result	99.6%	19.5%	-7.8%	-	75.6%	30.9%	-	36.7%
Income (loss) before taxes	-29.2%	18.3%	-61.9%	36.9%	-4.3%	53.5%	-	-6.0%
Income tax and social contribution	-24.1%	10.4%	68.2%	68.9%	-18.9%	22.2%	-	-13.8%
Net income (loss)	-32.3%	20.1%	-53.1%	23.5%	2.5%	65.1%	-	-0.1%

Note: an analysis of the economic-financial performance by business segment is presented in chapter 10.

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4.2) Reclassification of the Concession Financial Asset

The Company and its electric energy distribution subsidiaries, aiming at the better presentation of their operational and financial performance, concluded that the adjustment of expectation of the cash flow of the indemnable financial asset of the concession of each distributor, originally presented under financial revenue item, in financial result, should be more adequately classified in the operating revenues group, together with other revenues related to its activity. This allocation reflects more accurately the business model of electric energy distribution and provides a better presentation regarding its performance.

Pursuant to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification, the CPFL Energia and its Subsidiaries changed their accounting policy previously adopted by an accounting policy that better reflects the performance of the Company's and its subsidiaries' businesses and, therefore, reclassified retrospectively into their income statements for 1Q16.

4.3) Sectoral Financial Assets and Liabilities

In 1Q17, it was accounted the total sectoral financial liabilities in the amount of R$ 565 million, compared to the total sectoral financial liabilities in the amount of R$ 732 million in 1Q16, a reduction of 22.8% (R$ 167 million).

On March 31, 2017, the balance of these sectoral financial assets and liabilities was negative in R$ 1,525 million, compared to a negative balance of R$ 915 million on December 31, 2016 and a positive balance of R$ 707 million on March 31, 2016.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

4.4) Operating Revenue

In 4Q16, gross operating revenue reached R$ 8,730 million, representing an increase of 15.1% (R$ 1,145 million). Deductions from the gross operating revenue was of R$ 3,192 million in 1Q17, representing a reduction of 1.8% (R$ 57 million). Net operating revenue reached R$ 5,539 million in 1Q17, registering an increase of 27.7% (R$ 1,202 million).

The main factors that affected the net operating revenue were:

•      Increase of revenues in the Distribution segment, in the amount of R$ 935 million, mainly due to the acquisition of RGE Sul (for more details, see item 10.1.1.2);

•      Increase of revenues in the Commercialization segment, in the amount of R$ 189 million;

•      Increase of revenues in CPFL Renováveis, in the amount of R$ 97 million;

•      Increase of revenues in Others, in the amount of R$ 35 million;

•      Increase of revenues in the Conventional Generation segment, in the amount of R$ 20 million;

•      Increase of revenues in the Services segment, in the amount of R$ 18 million;

Partially offset by:

•      Reduction of R$ 92 million, due to the eliminations.

4.5) Cost of Electric Energy

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

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In 1Q17, the cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 3,221 million, registering an increase of 27.4% (R$ 693 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale reached R$ 3,018 million in 1Q17, an increase of 39.4% (R$ 852 million), due to the following factors:

               (i)       Impact of the inclusion of RGE Sul in our consolidation in 1Q17. The total cost of electric power purchased for resale in relation to RGE Sul (which was not included in our consolidation in 1Q16) totaled R$ 419 million for 1Q17;

              (ii)       Increase of 27.1% (R$ 496 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the increases of 10.8% in the average purchase price (R$ 170.98/MWh in 1Q17 vs. R$ 154.37/MWh in 1Q16) and of 14.8% (1,750 GWh) in the volume of purchased energy;

             (iii)       Increase in the amount of energy purchased in the spot market/PROINFA cost (R$ 63 million);

Partially offset by:

            (iv)       Reduction of 15.2% (R$ 83 million) in the cost of energy from Itaipu, due to the reductions of 11.9% in the average purchase price (R$ 191.38/MWh in 1Q17 vs. R$ 217.28/MWh in 1Q16) and of 3.8% (94 GWh) in the volume of purchased energy;

             (v)       Increase of 19.3% (R$ 42 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 202 million in 1Q17, a reduction of 44.1% (R$ 160 million), due to the following factors:

               (i)       Variation of R$ 198 million in the System Service Usage Charges – ESS, from an expense of R$ 127 million in 1Q16 to a revenue of R$ 71 million in 1Q17;

              (ii)       Variation of R$ 31 million in Reserve Energy Charges – EER, since there was no registration of this charge in 1Q17 and there was a revenue of financial resources derived from the Reserve Energy Account (CONER) in the amount of R$ 31 million in 1Q16;

Partially offset by:

             (iii)       Impact of the inclusion of RGE Sul in our consolidation in 1Q17. The total charges for the use of the transmission and distribution system in relation to RGE Sul (which was not included in our consolidation in 1Q16) totaled R$ 38 million for 1Q17;

            (iv)       Increase of R$ 10 million in the basic network, connection and usage of the distribution system charges;

             (v)       Reduction of 59.4% (R$ 21 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

4.6) Operating Costs and Expenses

For this report, we regarded the impact of RGE Sul as an isolated item.

Operating costs and expenses were R$ 1,579 million in 1Q17, an increase of 37.8% (R$ 433 million) if compared to 1Q16 that reached R$ 1,146 million, due to the following factors:

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PMSO

PMSO item, that reached R$ 759 million in 1Q17, compared to R$ 607 million in 1Q16, an increase of 25.1% (R$ 152 million).

Reported PMSO (R$ million)	1Q17	1Q16	Variation R$ MM	Variation %
Reported PMSO (IFRS)				
Personnel	(332.5)	(245.0)	(87.5)	35.7%
Material	(55.1)	(39.8)	(15.3)	38.5%
Outsourced Services	(185.3)	(149.2)	(36.0)	24.1%
Other Operating Costs/Expenses	(185.9)	(172.7)	(13.2)	7.7%
Allowance for doubtful accounts	*(46.7)*	*(46.1)*	*(0.6)*	*1.4%*
Legal, judicial and indemnities expenses	*(55.1)*	*(59.6)*	*4.4*	*-7.5%*
Others	*(84.1)*	*(67.1)*	*(17.0)*	*25.4%*
Total Reported PMSO (IFRS) - A	**(758.8)**	**(606.7)**	**(152.1)**	**25.1%**
PMSO RGE Sul				
Personnel	(41.5)			
Material	(8.7)			
Outsourced Services	(31.1)			
Other Operating Costs/Expenses	(23.2)			
Allowance for doubtful accounts	*(8.0)*			
Legal, judicial and indemnities expenses	*(1.7)*			
Others	*(13.5)*			
Total PMSO RGE Sul - B	**(104.6)**			
PMSO without RGE Sul				
Personnel	(291.0)	(245.0)	(46.0)	18.8%
Material	(46.4)	(39.8)	(6.6)	16.6%
Outsourced Services	(154.1)	(149.2)	(4.9)	3.3%
Other Operating Costs/Expenses	(162.7)	(172.7)	10.0	-5.8%
Allowance for doubtful accounts	*(38.7)*	*(46.1)*	*7.4*	*-16.0%*
Legal, judicial and indemnities expenses	*(53.4)*	*(59.6)*	*6.1*	*-10.3%*
Others	*(70.6)*	*(67.1)*	*(3.6)*	*5.3%*
Total PMSO - (A) - (B)	**(654.2)**	**(606.7)**	**(47.5)**	**7.8%**

    (i)        Personnel - increase of 35.7% (R$ 88 million), mainly due to:

✓  RGE Sul acquisition (R$ 41 million);

✓  Collective bargaining agreement – wages and benefits (R$ 18 million);

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✓  Increase in the Services segment business, due to business expansion of CPFL Serviços, CPFL Atende, Nect and CPFL Eficiência (R$ 15 million);

✓  Other effects (R$ 4 million);

   (ii)        Material – increase of 38.5% (R$ 15 million), mainly explained by:

✓  RGE Sul acquisition (R$ 9 million);

✓  Services business segment increase (R$ 3 million);

✓  Distribution segment business increase (R$ 3 million);

  (iii)        Out-sourced services - increase of 24.1% (R$ 36 million), mainly due to RGE Sul acquisition (R$ 31 million) and other effects (R$ 5 million);

 (iv)        Other operational costs/expenses - increase of 7.7% (R$ 13 million), mainly due to increase in the expenses in:

✓  RGE Sul acquisition (R$ 23 million);

✓  Collection fee expenses increase (R$ 4 million);

✓  Write-off assets (R$ 3 million);

✓  GSF risk premium payment – Conventional Generation segment business and CPFL Renováveis (R$ 2 million);

✓  Increase of the expenses with collecting actions (R$ 2 million);

Partially offset by:

✓  Reduction in allowance for doubtful account (R$ 7 million);

✓  Reduction of 10.3% in legal and judicial expenses (R$ 6 million);

✓  Reduction of 18.3% in leases and rental (R$ 2 million);

✓  Reduction of regulatory penalties – DIC, FIC, DMIC and DICRI (R$ 1 million);

✓  Other effects (R$ 5 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 820 million in 1Q17, compared to R$ 539 million in 1Q16, registering an increase of 52.1% (R$ 281 million), with the variations below:

•         Acquisition of RGE Sul (R$ 133 million);

•         Increase of 91.0% (R$ 113 million) in cost of building the concession´s infrastructure;

•         Increase of 87.0% (R$ 12 million) in Private Pension Fund expenses, due to actuarial report update;

•         Increase of 9.1% (R$ 22 million) in Depreciation and Amortization;

•         Increase of 1.3% (R$ 1 million) in Amortization of Intangible of Concession Asset.

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4.7) EBITDA

In 1Q17, EBITDA reached R$ 1,196 million, registering an increase of 15.6% (R$ 161 million).

EBITDA is calculated according to CVM Instruction no. 527/12 and showed in the table below:

EBITDA and Net Income conciliation (R$ million)
	1Q17	1Q16	Var.
Net Income	232	232	-0.1%
De preciation and Amortization	377	308
Financial Result	436	319
Income Tax / Social Contribution	151	175
EBITDA	1,196	1,035	15.6%

4.8) Financial Result

Financial Result (R$ Million)
	1Q17	1Q16	Var.
Revenues
Income from Financial Investments	160	132	20.9%
Additions and Late Payment Fines	73	57	28.1%
Fiscal Credits Update	3	3	0.7%
Judicial Deposits Update	13	9	52.8%
Monetary and Foreign Exchange Updates	30	55	-44.4%
Discount on Purchase of ICMS Credit	3	7	-55.9%
Sectoral Financial Assets Update	-	49	-
PIS and COFINS - over Other Financial Revenues	(15)	(21)	-30.7%
Others	13	22	-42.7%
Total	281	312	-10.1%

Expenses
Debt Charges	(485)	(431)	12.7%
Monetary and Foreign Exchange Updates	(184)	(153)	20.2%
(-) Capitalized Interest	24	13	88.8%
Sectoral Financial Liabilities Update	(27)	(2)	1431.0%
Use of Public Asset	(3)	(4)	-13.0%
Others	(42)	(55)	-24.4%
Total	(717)	(631)	13.5%

Financial Result	(436)	(319)	36.7%

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Financial Result (without RGE Sul) (R$ Million)
	1Q17	1Q16	Var.
Revenues
Income from Financial Investments	155	132	17.0%
Additions and Late Payment Fines	56	57	-1.7%
Fiscal Credits Update	3	3	0.7%
Judicial Deposits Update	12	9	43.4%
Monetary and Foreign Exchange Updates	31	55	-43.3%
Discount on Purchase of ICMS Credit	3	7	-55.9%
Sectoral Financial Assets Update	-	49	-
PIS and COFINS - over Other Financial Revenues	(13)	(21)	-38.1%
Others	12	22	-46.7%
Total	259	312	-17.1%

Expenses
Debt Charges	(443)	(431)	2.9%
Monetary and Foreign Exchange Updates	(180)	(153)	18.1%
(-) Capitalized Interest	23	13	82.5%
Sectoral Financial Liabilities Update	(26)	(2)	1368.3%
Use of Public Asset	(3)	(4)	-13.0%
Others	(37)	(55)	-31.8%
Total	(667)	(631)	5.7%

Financial Result	(408)	(319)	28.0%

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

In 1Q17, net financial expense was of R$ 436 million, an increase of 36.7% (R$ 117 million) compared to the net financial expense of R$ 319 million reported in 1Q16.

The items explaining these variations in Financial Result are as follows:

•         Financial Revenues: a reduction of 10.1% (R$ 32 million), from R$ 312 million in 1Q16 to R$ 281 million in 1Q17, mainly due to the following factors:

(i)            Variation of R$ 49 million in sectoral financial assets update, since there was no balance to be updated in 1Q17 and there was a revenue in the amount of R$ 49 million in 1Q16;

(ii)           Reduction of 43.3% (R$ 24 million) in the monetary and foreign exchange updates, due to: (a) the reduction of R$ 13 million in the gain with the zero-cost collar derivative1; (b) the reduction of R$ 8 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; and (c) the reduction of R$ 3 million in the update of the balance of tariff subsidies, as determined by ANEEL;

(iii)          Reduction of 46.7% (R$ 10 million) in other financial revenues;

1 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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(iv)         Reduction of 55.9% (R$ 4 million) in discount on the acquisition of ICMS credit;

(v)          Reduction of 1.7% (R$ 1 million) in additions and late payment fines;

Partially offset by:

(vi)         Increase of 17.0% (R$ 23 million) in the income from financial investments, due mainly to the increase in the average balance of investments;

(vii)        Impact of the inclusion of RGE Sul in our consolidation in 1Q17. The total financial revenue in relation to RGE Sul (which was not included in our consolidation in 1Q16) totaled R$ 22 million for 1Q17;

(viii)       Reduction of 38.1% (R$ 8 million) in PIS and COFINS over Other Financial Revenue (revenue reducer);

(ix)         Increase of 43.4% (R$ 4 million) in judicial deposits update.

•         Financial Expenses: an increase of 13.5% (R$ 85 million), from R$ 631 million in 1Q16 to R$ 717 million in 1Q17, mainly due to the following factors:

(i)            Impact of the inclusion of RGE Sul in our consolidation in 1Q17. The total financial expense in relation to RGE Sul (which was not included in our consolidation in 1Q16) totaled R$ 50 million for 1Q17;

(ii)           Increase of 18.1% (R$ 28 million) in the monetary and foreign exchange updates, due to: (a) the mark-to-market negative effect for financial operations under Law 4,131 – non-cash effect (R$ 19 million); (b) the increase of debt charges in foreign currency, with swap to CDI interbank rate (R$ 14 million), reflecting the increase in the stock of debt; partially offset by (c) the effect of Itaipu’s exchange variation (R$ 5 million);

(iii)          Increase of R$ 24 million in sectoral financial liabilities update, from an expense of R$ 2 million in 1Q16 to an expense of R$ 26 million in 1Q17;

(iv)         Increase of 2.9% (R$ 12 million) of debt charges in local currency, reflecting the increase in the stock of debt;

Partially offset by:

(v)          Reduction of 31.8% (R$ 17 million) in other financial expenses;

(vi)         Increase of 82.5% (R$ 11 million) in capitalized interest (expense reducer);

(vii)        Reduction of 13.0% (R$ 1 million) in the financial expenses with the Use of Public Asset (UBP).

4.9) Net Income

In 1Q17, net income was R$ 232 million, registering a reduction of 0.1%.

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5) DEBT

5.1) Debt (IFRS)

1)     Do not consider mark-to-market effects and borrowing costs.

Indexation after Hedge1 – 1Q16 vs. 1Q17

1Q16

1Q17

1) For debt linked to foreign currency (24% of total in 1Q17), swaps are contracted, which convert indexing for CDI;

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Net Debt and Leverage in IFRS

IFRS - R$ Million	1Q17	1Q16	Var. %
Financial Debt (including hedge)	(20,866)	(18,442)	13.1%
(+) Available Funds	4,878	4,406	10.7%
(=) Net Debt	(15,988)	(14,036)	13.9%

5.2) Debt in Financial Covenants Criteria

5.2.1) Debt Amortization Schedule in Financial Covenants Criteria

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 24 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the beginning of 2016, CPFL Energia had worked in 2017 and 2018 prefunding.

Debt Amortization Schedule in Financial Covenants Criteria (Mar-17)1

1) Considers only the principal debt of R$ 18,162 million, excluding accrued interests of R$ 546 million and including other adjustments in the amount of R$ 103 million) to reach in the debt value of R$ 18,606 million in the Covenant criteria;

2) Short-term (Apr-17 – Mar-18) = R$ 3,441 million.

The cash position at the end of 1Q17 had a coverage ratio of 1.39x the amortizations of the next 12 months, enough to honor all amortization commitments until the end of 1H18. The average amortization term, calculated by this schedule, is 2.80 years.

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5.2.2) Indexation and Debt Cost in Financial Covenants Criteria

Indexation1 After Hedge2 in Financial Covenants Criteria – 1Q16 vs. 1Q17

1Q16

1Q17

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (24% of total), swaps are contracted, which convert the indexation to CDI. The debt amount indexed in Interbank Rate (CDI) increased from 74% to 76.0%, mainly due to the R$ 620 million borrowed by CPFL Energia (holding) and R$ 400 million by CPFL Brasil through debentures emission in 4Q16. Additionally, In 1Q17 there were debentures emission in amount of R$ 786 million from RGE, CPFL Piratinga and CPFL Renováveis (holding).

Gross Debt Cost1 in Financial Covenants Criteria – LTM

1) Adjusted by the proportional consolidation since 2012; Financial debt (+) private pension fund (-) hedge.

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5.3) Net Debt in Financial Covenants Criteria and Leverage

In 1Q17, Pro forma Net Debt totaled R$ 13,837 million, an increase of 13.0% compared to net debt position at the end of 1Q16 in the amount of R$ 12,241 million.

The increase in Net Debt in 1Q17 was mainly due to the acquisition of RGE Sul, which was consolidated in November 2016.

Covenant Criteria (*) - R$ Million	1Q17	1Q16	Var.
Financial Debt (including hedge)[1]	(18,606)	(16,478)	12.9%
(+) Available Funds	4,768	4,237	12.5%
(=) Net Debt	(13,837)	(12,241)	13.0%
EBITDA Proforma[2]	4,192	3,577	17.2%
Net Debt / EBITDA	3.30x	3.42x	-0.20x

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) Adjusted EBITDA in the covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent stake of CPFL Energia in each of its subsidiaries. Also, include in the calculation of adjusted EBITDA the effects of historic EBITDA of newly acquired projects. Considering that, adjusted net debt totaled R$ 13,837 million and EBITDA Proforma in the last 12 months reached R$ 4,192 million, the ratio adjusted Net Debt / EBITDA Proforma at the end of 1Q17 reached 3.30x.

6) INVESTMENTS

6.1) Capital Expenditures

Investments (R$ Million)
Segment	1Q17	1Q16	Var.
Distribution	347	208	67.0%
Generation - Conventional	0	3	-89.7%
Generation - Renewable	283	227	24.4%
Commercialization	0	1	-86.7%
Services and Others[1]	13	7	80.6%
Subtotal	643	446	44.2%
Transmission	38	3	1102.0%
Total	681	449	51.6%
Special Obligations	64	44	46.8%

Note:

1) Others – basically refer to assets and transactions that are not related to the listed segments.

In 1Q17, R$ 643 million were invested, an increase of 44.2% if compared to 1Q16. In addition, there was an investment of R$ 38 million in the quarter related to the transmission lines construction of CPFL Transmissão Morro Agudo, which, according to the requirements of IFRIC 12, was recorded as “Financial Asset of Concession” (non-current assets). CPFL Energia also accounted for R$ 64 million in Special Obligations in the quarter, among other items financed by the consumer.

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We highlight investments made by CPFL Energia in each segment:

    (i)        Distribution:

a.    Expansion and strengthening of the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs.

        (ii)   Generation:

a.    Mainly on Campo dos Ventos and São Benedito Wind Complexes;

b.    Pedra Cheirosa Wind Complex.

6.2)  Projected Capital Expenditures

On April 28, 2017, CPFL Energia’s Board of Directors approved Board of Executive Officers’ proposal for 2017 Annual Budget and 2018/2021 Multiannual Plan for the Company, which was previously discussed by the Budget and Corporate Finance Commission. Projections already include expected investments for RGE Sul.

Projected Capital Expenditures (R$ million)1

Notes:

1) Constant currency;

2) Disregard investments in Special Obligations on Distribution segment (among other items financed by consumers);

3) Conventional + Renewable.

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7) STOCK MARKETS

7.1) Stock Performance

CPFL Energia is listed on both the B3 (Novo Mercado) and the New York Stock Exchange (NYSE) (ADR Level III), segments with the highest levels of corporate governance.

B3				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
03/31/2016	R$ 18.76	27,859	50,055	03/31/2016	$ 10.69	14,334	17,685
12/31/2016	R$ 24.99	36,108	60,227	12/31/2016	$ 15.27	18,751	19,763
03/31/2017	R$ 25.77	39,971	64,984	03/31/2017	$ 16.39	21,073	20,663
QoQ	3.1%	10.7%	7.9%	QoQ	7.3%	12.4%	4.6%
YoY	37.4%	43.5%	29.8%	YoY	53.3%	47.0%	16.8%

On March 31, 2017 the price shares closed at R$ 25.77 per share on the B3 and US$ 16.39 per ADR on the NYSE, which represented a variation in the quarter of 3.1% and 7.3% respectively. In the last 12 months, the shares appreciated 37.4% on B3 and the ADR appreciated 53.3% on the NYSE.

7.2) Daily Average Volume

The daily trading volume in 1Q17 averaged R$ 49.3 million, of which R$ 34.9 million on the B3 and R$ 14.4 million on the NYSE, representing an increase of 21.1% compared to 1Q16. The number of trades on the B3 decreased by 60.4%, from a daily average of 8,492, in 1Q16, to 3,363, in 1Q17.

Note: Considers the sum of the average daily volume on the B3 and NYSE.

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8) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2016, CPFL marked 12 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members, whose term of office is 1 year and who are eligible for reelection. At the Ordinary and Extraordinary General Meetings held on April 28, 2017, 7 members were elected (of which 2 independent members).

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels. At a meeting of the Board of Directors, held on February 17, 2017, the new members of the advisory committees were elected.

The Board of Executive Officers is made up of 1 Chief Executive Officer and 6 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers. At the Ordinary and Extraordinary General Meetings held on April 28, 2017, among the amendments to the Bylaws, which were approved, is the amendment to article 18, which changes the number of members of the Board of Executive Officers, creates the position of Deputy Chief Executive Officer and modifies the nomenclature of some of the positions of the Board of Executive Officers.

CPFL has a permanent Fiscal Council that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges. At the Ordinary and Extraordinary General Meetings held on April 28, 2017, 3 acting members and 3 deputy members were elected.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

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9) SHAREHOLDERS STRUCTURE

CPFL Energia is a holding company that owns stake in other companies. State Grid Corporation of China (SGCC) controls CPFL Energia through its subsidiaries State Grid International Development Co., Ltd, State Grid International Development Limited (SGID), International Grid Holdings Limited, State Grid Brazil Power Participações Ltda. (SGBP) and ESC Energia S.A.:

Reference date: 03/31/2017

Notes:

(1) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

(2) CPFL Energia holds a stake in RGE Sul through the CPFL Jaguariúna.

9.1) Launch of Envo

On May 3, 2017, CPFL Energia released through an Announcement to the Market that, on that date, it was setting up a new company, Envo, to provide distributed solar power generation services to residential as well as small commercial and industrial clients. Envo broadens the portfolio of energy products and services offered by the CPFL Group to its consumers and consolidates the strategy of growth with the focus on sustainable businesses and renewable energy. Envo will initially focus its sales efforts and operations on cities in the region of Campinas, Sorocaba, Jundiaí and surrounding areas. As such, the service will be available to cities in the interior region of São Paulo, such as Jundiaí, Sorocaba, Vinhedo, Hortolândia, Indaiatuba, Valinhos, Paulínia, Americana, Itatiba, Jaguariúna, Piracicaba, Sumaré and Pedreira, in addition to Campinas and other regions. The Company has plans to expand to other regions in the state. CPFL Energia believes that distributed solar power generation is one of the most promising markets in Brazil’s electricity sector and its investment in this segment is in line with the CPFL Group’s efforts to generate new businesses focused on the low carbon economy, such as investments in renewable energy, energy efficiency and digitization of the electricity network, in addition to research in the field of electric mobility and storage. According to the business model, the Company will be responsible for all stages of the project for the client. Envo’s operations will span from technical design (evaluating items such as energy consumption, structural conditions of the building, levels of solar radiation and shadows at the place), as well as the sale and installation of the complete solution, to approval of the consumer at the distributor and intermediating the installation of digital meters. More information is available at the Envo website (www.envo.com.br).

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10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Million)
	1Q17	1Q16	Var.
Gross Operating Revenue	7,536	6,686	12.7%
Net Operating Revenue	4,462	3,527	26.5%
Cost of Electric Power	(2,810)	(2,225)	26.3%
Operating Costs & Expenses	(1,215)	(850)	43.0%
EBIT	437	452	-3.2%
EBITDA (1)	626	591	5.9%
Financial Income (Expense)	(182)	(91)	99.6%
Income Before Taxes	256	361	-29.2%
Net Income	150	222	-32.3%

Notes:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(2) The distributors’ financial performance tables are attached to this report in item 11.12.

10.1.1.1) Reclassification of the Adjustments to the Concession´s Financial Asset

The distribution subsidiaries, aiming at the better presentation of their operational and financial performance, concluded that the adjustment of expectation of the cash flow of the indemnable financial asset of the concession of each distributor, originally presented under financial revenue item, in financial result, should be more adequately classified in the operating revenues group, together with other revenues related to its activity. This allocation reflects more accurately the business model of electric energy distribution and provides a better presentation regarding its performance.

Pursuant to CPC 23 / IAS 8 - Accounting Policies, Changes in Estimates and Error Rectification, by the end of 2016, the CPFL Energia and its Subsidiaries changed their accounting policy previously adopted by an accounting policy that better reflects the performance of the Company's and its subsidiaries' businesses and, therefore, accounting the adjustments to the concession financial asset in Operating Revenues.

10.1.1.2) Sectoral Financial Assets and Liabilities

In 1Q17, total sectoral financial liabilities accounted for R$ 565 million, a decrease of 22.8% (R$ 167 million) if compared to 1Q16, when sectoral financial liabilities amounted to R$ 732 million.

On March 31, 2017, the balance of sectoral financial assets and liabilities was negative in R$ 1,525 million, compared to a negative balance of R$ 915 million on December 31, 2016 and a positive balance of R$ 707 on March 31, 2016.

As established by the applicable regulation, any sectoral financial assets or liabilities shall be included in the tariffs of the distributors in their respective annual tariff events.

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11.1.1.3) Operating Revenue

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

In 1Q17, gross operating revenue amounted to R$ 7,536 million, an increase of 12.7% (R$ 850 million), due to the following factors:

•         Acquisition of RGE Sul (R$ 1,344 million);

•         Decrease of 38.8% (R$ 284 million) in the Sectoral Financial Liabilities;

•         Increase of 24.4% (R$ 62 million) in tariff subsidies (CDE resources), mainly discounts in TUSD (for special consumers) and low-income subsidies, in addition to discounts granted to consumers that obtained an injunction to disoblige the payment of specific components of CDE;

•         Increase of 37.8% (R$ 53 million) in Short-term Electric Energy;

•         Increase of 3.3% (R$ 2 million) in Other Revenues and Income;

•         Increase of 37.0% (R$ 79 million) in revenue from building the infrastructure of the concession;

Partially offset by:

•         Decrease of 13.9% (R$ 927 million) in the revenue with energy sales (captive + free clients), due to: (i) the adoption of green tariff flag in January and February 2017, compared to red tariff flag applied in the same period of 2016 (yellow tariff flag was adopted in March 2016 and 2017); (ii) the negative average tariff adjustment in the distribution companies for the period between 1Q16 and 1Q17 (highlight for the average reduction of 7.51% in RGE in June 2016 and of 24.21% in CPFL Piratininga in October 2016); (iii) the stability in the sales volume within the concession area (variation of +0.1%); and

•         Decrease of 53.3% (R$ 47 million) in the adjustments to the Concession´s Financial Asset, due to: (i) lower inflation (IPCA of 1.01% in 1Q17 and of 2.64% in 1Q16); and (ii) the reduction in concession’s financial asset observed in the distributors which have gone through the concession renewal process at the end of 2015 (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, and CPFL Mococa)2.

Deductions from the gross operating revenue were R$ 3,073 million in 1Q17, representing a reduction of 2.7% (R$ 85 million), due to the following decreases:

•         of 91.1% in tariff flags approved by the CCEE (R$ 320 million);

•         of 13.7% in ICMS tax (R$ 180 million);

•         of 15.4% in the CDE sector charge (R$ 130 million), due to the adoption of CDE System Usage quotas in lower amount than 2016, partially offset by the increase in CDE Energy quotas and in the CDE charges in order to cover ACR Account loans;

•         of 8.9% in PIS and COFINS taxes (R$ 53 million);

Partially offset by the following factors:

•         acquisition of RGE Sul (R$ 577 million);

•         increase of 92.4% in the PROINFA (R$ 19 million); and

2 In order to calculate the split between the intangible asset and concession’s financial asset, it must be considered the useful life of assets. The portion of the useful life that will occur by the end of the concession is classified as an intangible asset and the residual value is classified as concession’s financial asset, referring to the compensation that the distributor will receive when the assets are reversed to the Grantor.

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•         increase of 4.2% in the R&D and Energy Efficiency Program (R$ 1 million).

Net operating revenue reached R$ 4,462 million in 1Q17, representing an increase of 26.5% (R$ 935 million).

10.1.1.4) Cost of Electric Power

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,810 million in 1Q17, representing an increase of 26.3% (R$ 585 million):

•      The cost of electric power purchased for resale was R$ 2,633 million in 1Q17, representing an increase of 39.9% (R$ 751 million), due to the following factors:

(i)            Acquisition of RGE Sul (R$ 419 million);

(ii)           Increase of 26.0% (R$ 396 million) in the cost of energy purchased in the regulated environment and bilateral contracts, mainly due to the increase of 5.4% (537 GWh) in the volume of purchased energy and the 19.5% increase in the average purchase price (from R$ 153.97/MWh in 1Q16 to R$ 184.02/MWh in 1Q17);

(iii)          Increase of R$ 53 million in the cost of energy purchased in the short term and Proinfa, mainly due to the higher average PLD (from R$ 34.60/MWh in 1Q16 to R$ 155.37/MWh in 1Q17, in the Southeast/Midwest and South submarkets), despite the decrease in the average purchase price of Proinfa (from R$ 411.16/MWh in 1Q16 to R$ 264.07/MWh in 1Q17) and the decrease of 2.2% (5 GWh) in the volume of purchased energy;

Partially offset by:

(iv)         Decrease of 15.2% (R$ 83 million) in the cost of energy from Itaipu, due to the 11.9% decrease in the average purchase price (from R$ 217.28/MWh in 1Q16 to R$ 191.38/MWh in 1Q17) and by the reduction of 3.8% (94 GWh) in the volume of purchased energy; and

(v)          Decrease of 17.6% (R$ 34 million) in PIS and Cofins tax credits (cost reducer), generated from the energy purchase.

•      Charges for the use of the transmission and distribution system reached R$ 177 million in 1Q17, representing a decrease of 48.3% (R$ 166 million), due to the following factors:

(i)            Variation of R$ 198 million in the system service usage charges – ESS, from an expense of R$ 127 million in 1Q16 to a revenue of R$ 71 million in 1Q17;

(ii)           Variation of R$ 31 million in the energy reserve charges – EER, since there was no registration in 1Q17 and there was a registration in the amount of R$ 31 million in 1Q16;

Partially offset by:

(iii)          Acquisition of RGE Sul (R$ 38 million);

(iv)         Decrease of 59.3% (R$ 21 million) in PIS and COFINS tax credits (cost reducer), generated from the charges;  and

(v)          Increase of 1.9% (R$ 4 million) in the basic network, connection, use of the distribution system and Itaipu transmission charges.

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10.1.1.5) Operating Costs and Expenses

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

Operating costs and expenses reached R$ 1,215 million in 1Q17, compared to R$ 850 million in 1Q16, an increase of 43.0% (R$ 365 million), due to the following factors:

PMSO

PMSO reached R$ 619 million in 1Q17, an increase of 28.4% (R$ 137 million), compared to R$ 482 million in 1Q16. Disregarding the acquisition of RGE Sul, PMSO would increase 6.7% (R$ 32 million).

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Reported PMSO (R$ million)
	1Q17	1Q16	Variation
			R$ MM	%
Reported PMSO
Personnel	(223.8)	(165.7)	(58.1)	35.0%
Material	(38.8)	(28.3)	(10.5)	37.1%
Outsourced Services	(194.4)	(144.1)	(50.3)	34.9%
Other Operating Costs/Expenses	(162.3)	(144.3)	(18.0)	12.5%
Allowance for doubtful accounts	(47.0)	(45.4)	(1.6)	3.5%
Legal, judicial and indemnities expenses	(45.8)	(50.5)	4.7	-9.3%
Others	(69.5)	(48.4)	(21.1)	43.5%
Total Reported PMSO	(619.4)	(482.5)	(136.8)	28.4%

PMSO RGE Sul
Personnel	(41.5)
Material	(8.7)
Outsourced Services	(31.1)
Other Operating Costs/Expenses	(23.2)
Allowance for doubtful accounts	(8.0)
Legal, judicial and indemnities expenses	(1.7)
Others	(13.5)
Total PMSO RGE Sul	(104.6)

PMSO (-) RGE Sul
Personnel	(182.3)	(165.7)	(16.5)	10.0%
Material	(30.1)	(28.3)	(1.8)	6.3%
Outsourced Services	(163.3)	(144.1)	(19.2)	13.3%
Other Operating Costs/Expenses	(139.1)	(144.3)	5.2	-3.6%
Allowance for doubtful accounts	(39.0)	(45.4)	6.4	-14.2%
Legal, judicial and indemnities expenses	(44.1)	(50.5)	6.4	-12.7%
Others	(56.0)	(48.4)	(7.6)	15.7%
Total PMSO (-) RGE Sul	(514.8)	(482.5)	(32.3)	6.7%

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Personnel – increase of 35.0% (R$ 58 million), mainly due to the acquisition of RGE Sul (R$ 42 million), of the collective bargaining agreement effects (R$ 14 million) and others (R$ 2 million);

Material – increase of 37.1% (R$ 10 million), mainly due to the acquisition of RGE Sul (R$ 9 million) and the replacement of material to the maintenance of lines and grid (R$ 1 million);

Outsourced services – increase of 34.9% (R$ 50 million), mainly due to the following items: acquisition of RGE Sul (R$ 31 million), outsourced services (R$ 10 million), meter reading and use (R$ 2 million), tree pruning (R$ 1 million), and collection actions (R$ 1 million);

Other operating costs/expenses – increase of 12.5% (R$ 18 million), mainly due to the following factors: acquisition of RGE Sul (R$ 23 million), assets write-off (R$ 2 million) and other expenses (R$ 4 million). These effects were partially offset by the decrease in the allowance for doubtful accounts (R$ 6 million) and in legal and judicial expenses (R$ 6 million).

Other operating costs and expenses

Other operating costs and expenses reached R$ 595 million in 1Q17, compared to R$ 367 million in 1Q16, registering an increase of 62.2% (R$ 228 million), with the variations below:

    (i)        Acquisition of RGE Sul (R$ 133 million);

   (ii)        Increase of 37.0% (R$ 79 million) in cost of building the concession´s infrastructure. This item, which reached R$ 294 million in 1Q17, does not affect results, since it has its counterpart in “operating revenue”;

  (iii)        Increase of 87.6% (R$ 12 million) in Private Pension Fund expenses, due to actuarial report update; and

 (iv)        Increase of 3.6% (R$ 4 million) in Depreciation and Amortization;

10.1.1.6) EBITDA

EBITDA totaled R$ 626 million in 1Q17, registering an increase of 5.9% (R$ 35 million).

Conciliation of Net Income and EBITDA (R$ million)
	1Q17	1Q16	Var.
Net income	150	222	-32.3%
Depreciation and Amortization	189	139
Financial Results	182	91
Income Tax /Social Contribution	105	139
EBITDA	626	591	5.9%

10.1.1.7) Financial Result

In the analysis presented in this report, we consider the impact of the inclusion of RGE Sul as an isolated item.

In 1Q17, the net financial result recorded a net financial expense of R$ 182 million, an increase of 99.6% (R$ 91 million).

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Financial Result (R$ Million)			
	1Q17	1Q16	Var.
Financial Revenue			
Income from Financial Investments	79	80	-1.2%
Late payment interest and fines	72	56	28.3%
Adjustment for inflation of tax credits	1	1	39.8%
Adjustment for inflation of escrow deposits	13	8	55.0%
Adjustment for inflation and exchange rate changes	13	25	-47.7%
Discount on purchase of ICMS credit	3	7	-55.9%
Adjustments to the sectoral financial asset	-	49	-
PIS and Cofins on financial revenue	(11)	(18)	-41.6%
Other	7	11	-33.8%
Total	**177**	**219**	**-18.9%**
Financial Expense			
Interest on debts	(179)	(167)	7.5%
Adjustment for inflation and exchange rate changes	(129)	(110)	16.7%
(-) Capitalized interest	5	2	105.4%
Adjustments to the sectoral financial liability	(27)	(2)	1431.0%
Other	(29)	(33)	-13.7%
Total	**(359)**	**(310)**	**16.0%**
Financial Result	**(182)**	**(91)**	**99.6%**

Financial Result (without RGE Sul) (R$ Million)	1Q17	1Q16	Var.
Revenues			
Income from Financial Investments	74	80	-7.7%
Additions and Late Payment Fines	55	56	-2.1%
Fiscal Credits Update	1	1	39.8%
Judicial Deposits Update	12	8	45.3%
Monetary and Foreign Exchange Updates	14	25	-45.4%
Discount on Purchase of ICMS Credit	3	7	-55.9%
Sectoral Financial Assets Update	-	49	-
PIS and COFINS - over Other Financial Revenues	(9)	(18)	-50.2%
Others	6	11	-41.9%
Total	**156**	**219**	**-28.8%**
Expenses			
Debt Charges	(137)	(167)	-17.7%
Monetary and Foreign Exchange Updates	(125)	(110)	13.9%
(-) Capitalized Interest	4	2	69.6%
Sectoral Financial Liabilities Update	(26)	(2)	1368.3%
Others	(25)	(33)	-26.0%
Total	**(309)**	**(310)**	**-0.1%**
Financial Result	**(154)**	**(91)**	**69.0%**

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The items explaining these changes are as follows:

•        Financial Revenue: decrease of 18.9% (R$ 41 million), from R$ 219 million in 1Q16 to R$ 177 million in 1Q17, mainly due to the following factors:

(i)         Variation of R$ 49 million in sectoral financial assets update, since there was no balance to be updated in 1Q17 and there was a revenue in the amount of R$ 49 million in 1Q16;

(ii)         Decrease of 45.4% (R$ 12 million) in adjustments for inflation and exchange rate changes, due to the decrease of R$ 8 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers and the decrease of R$ 3 million in the adjustment of the balance of tariff subsidies, as determined by Aneel;

(iii)        Decrease of 7.7% (R$ 6 million) in the income from financial investments, due to the lower average balance of investments;

(iv)       Decrease of 55.9% in the discount on purchase of ICMS credit (R$ 4 million);

(v)        Decrease of 2.1% in late payment interest and fines (R$ 1 million);

Partially offset by:

(vi)       Acquisition of RGE Sul (R$ 22 million);

(vii)      Decrease of 50.2% in PIS and Cofins on financial revenues (R$ 9 million); and

(viii)     Increase of 45.3% in adjustments for inflation of escrow deposits (R$ 4 million).

•        Financial Expense: increase of 16.0% (R$ 49 million), from R$ 310 million in 1Q16 to R$ 359 million in 1Q17, mainly due to the following factors:

            (i)       Acquisition of RGE Sul (R$ 50 million);

           (ii)       Increase of R$ 24 million in the adjustments of the sectoral financial liability; and

          (iii)       Increase of 13.9% (R$ 15 million) in adjustments for inflation and exchange rate changes, due to: (a) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 12 million); (b) the increase of debt charges in foreign currency, with swap to CDI interbank rate (R$ 8 million); partially offset by (c) the effect of exchange variation in Itaipu invoices (R$ 5 million);

Partially offset by:

         (iv)       Decrease of 17.7% (R$ 29 million) in interest on debt in local currency;

          (v)       Decrease of 26.0% (R$ 9 million) in other financial expenses; and

         (vi)       Increase of 69.6% (R$ 2 million) in capitalized interest.

10.1.1.8) Net Income

In 1Q17, a Net Income of R$ 150 million was registered, a decrease of 32.3% (R$ 72 million) if compared to the Net Income of R$ 222 million observed in 1Q16.

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10.1.2) Tariff events

Reference dates

Tariff Process Dates
Disco	Date
CPFL Santa Cruz	March 22nd*
CPFL Leste Paulista	March 22nd*
CPFL Jaguari	March 22nd*
CPFL Sul Paulista	March 22nd*
CPFL Mococa	March 22nd*
CPFL Paulista	April 8th
RGE Sul	April 19th
RGE	June 19th
CPFL Piratininga	October 23rd

Tariff Revision
Distributor	Periodicity	Next Revision	Cycle
CPFL Paulista	Every 5 years	April 2018	4th PTRC
RGE Sul	Every 5 years	April 2018	4th PTRC
RGE	Every 5 years	June 2018	4th PTRC
CPFL Piratininga	Every 4 years	October 2019	5th PTRC
CPFL Santa Cruz	Every 5 years	March 2021*	5th PTRC
CPF Leste Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Jaguari	Every 5 years	March 2021*	5th PTRC
CPFL Sul Paulista	Every 5 years	March 2021*	5th PTRC
CPFL Mococa	Every 5 years	March 2021*	5th PTRC

* In the Public Hearing 038/2015, held by Aneel, the revision dates have been changed to March 22. The date previously used for the adjustments of these distributors was February 3.

Annual tariff adjustments occurred in the last 12 months

	CPFL Paulista	RGE Sul	RGE	CPFL Piratininga	CPFL Santa Cruz	CPFL Leste Paulista	CPFL Jaguari	CPFL Sul Paulista	CPFL Mococa
Ratifying Resolution	2,056	2,059	2,082	2,157	2,211	2,210	2,213	2,209	2,212
Adjustment	9.89%	3.94%	-1.48%	-12.54%	-1.28%	0.77%	2.05%	1.63%	1.65%
Parcel A	-2.06%	-3.75%	-2.98%	-7.02%	0.88%	1.26%	3.26%	0.44%	2.78%
Parcel B	1.78%	1.86%	2.31%	1.67%	0.48%	1.92%	0.62%	0.53%	0.67%
Financial Components	10.18%	5.83%	-0.81%	-7.19%	-2.65%	-2.41%	-1.83%	0.66%	-1.80%
Effect on consumer billings	7.55%	-0.34%	-7.51%	-24.21%	-10.37%	-3.28%	-8.41%	-4.15%	-2.56%
Date of entry into force	4/8/2016	4/19/2016	6/19/2016	10/23/2016	3/22/2017	3/22/2017	3/22/2017	3/22/2017	3/22/2017

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Annual tariff adjustments occurred in April-2017

	CPFL Paulista	RGE Sul
Ratifying Resolution	2,217	2,218
Adjustment	-0.80%	-0.20%
Parcel A	1.37%	2.32%
Parcel B	0.76%	0.63%
Financial Components	-2.93%	-3.15%
Effect on consumer billings	-10.50%	-6.43%
Date of entry into force	4/8/2017	4/19/2017

10.1.3) Operating Performance of Distribution

SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI and SAIFI Indexes[1]
Distributor	SAIDI (hours)						SAIFI (interruptions)
	2013	2014	2015	2016	1Q17	ANEEL[1]	2013	2014	2015	2016	1Q17	ANEEL[1]
CPFL Paulista	7.14	6.93	7.76	7.62	7.33	7.50	4.73	4.88	4.89	5.00	4.89	6.53
CPFL Piratininga	7.44	6.98	7.24	6.97	8.82	6.86	4.58	4.19	4.31	3.80	4.28	6.03
RGE	17.35	18.77	15.98	14.44	14.43	12.15	9.04	9.14	8.33	7.56	7.82	9.10
RGE Sul	14.07	17.75	19.11	19.45	17.34	11.42	7.39	8.87	8.42	9.41	8.84	9.11
CPFL Santa Cruz	6.97	6.74	8.46	5.65	5.38	9.26	6.82	5.29	6.34	4.09	3.79	8.85
CPFL Jaguari	5.92	5.41	6.93	7.10	7.81	8.26	5.43	4.32	4.61	6.13	7.34	7.43
CPFL Mococa	4.86	6.88	7.04	10.56	10.30	9.95	4.93	7.31	5.92	6.63	6.33	8.99
CPFL Leste Paulista	7.58	8.48	7.92	8.01	8.19	9.73	6.33	6.30	5.67	5.73	5.69	8.18
CPFL Sul Paulista	9.08	9.69	11.51	15.20	12.62	9.95	6.71	7.03	9.47	11.76	9.98	8.29

1) Regulatory Agency (ANEEL) Limits – 2017.

In 1Q17, CPFL Piratininga’s SAIDI increased significantly in relation to 2016, due to the occasional disconnections of great impact mainly in the transmission system.

On the other hand, CPFL Sul Paulista’s and RGE Sul's SAIDI registered a reduction in 1Q17 in relation to 2016, demonstrating the effectiveness of maintenance and improvement works, and also because, in 1Q17, we have more favorable weather conditions than in 2016, when we were still suffering the effects of what was considered the strongest El Niño of the last 15 years.

The SAIFI indicator was kept below regulatory limits in all companies (except CPFL Sul Paulista), reflecting the effectiveness of the maintenance performed and the constant investments in improvements and modernization carried out by CPFL.

The abnormal atmospheric conditions at the end of 2015 and early 2016 have more severely affected CPFL Sul Paulista, negatively impacting both SAIFI and SAIDI results.

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Losses

Find below the performance of CPFL distribution companies throughout the last quarters:

12M Accumulated Losses[1]	Technical Losses					Non-Technical Losses					Total Losses
	2Q16	3Q16	4Q16	1Q17	ANEEL[2]	2Q16	3Q16	4Q16	1Q17	ANEEL[2]	2Q16	3Q16	4Q16	1Q17	ANEEL[2]
CPFL Energia	6.44%	6.39%	6.35%	6.33%	6.39%	2.71%	2.63%	3.00%	2.95%	1.83%	9.14%	9.02%	9.34%	9.28%	8.22%
CPFL Paulista	6.77%	6.72%	6.55%	6.33%	6.32%	2.59%	2.65%	3.03%	3.32%	1.98%	9.36%	9.36%	9.58%	9.65%	8.30%
CPFL Piratininga	4.29%	4.34%	4.45%	4.72%	5.52%	2.73%	2.71%	2.85%	2.79%	1.45%	7.02%	7.05%	7.30%	7.52%	6.97%
RGE	7.45%	7.39%	7.35%	7.39%	7.28%	2.66%	2.31%	2.64%	2.46%	1.91%	10.11%	9.70%	9.99%	9.85%	9.19%
RGE Sul	7.28%	7.05%	7.08%	7.26%	6.75%	3.53%	3.17%	4.00%	2.91%	2.20%	10.82%	10.22%	11.07%	10.17%	8.95%
CPFL Santa Cruz	8.79%	8.65%	8.75%	8.74%	7.76%	0.81%	1.15%	1.08%	1.24%	0.51%	9.60%	9.80%	9.82%	9.98%	8.27%
CPFL Jaguari	3.54%	3.45%	3.37%	3.33%	4.28%	1.65%	1.17%	1.26%	1.07%	0.41%	5.19%	4.62%	4.63%	4.40%	4.69%
CPFL Mococa	7.84%	7.74%	7.46%	7.29%	8.17%	2.52%	2.43%	2.83%	3.23%	0.57%	10.36%	10.17%	10.29%	10.52%	8.74%
CPFL Leste Paulista	8.51%	8.57%	8.49%	8.37%	7.99%	2.94%	3.24%	2.39%	2.20%	0.82%	11.44%	11.81%	10.88%	10.57%	8.81%
CPFL Sul Paulista	7.83%	8.13%	8.26%	8.42%	5.94%	1.24%	1.46%	1.83%	1.80%	0.22%	9.07%	9.59%	10.08%	10.22%	6.16%

1) The figures above were adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga, RGE and RGE Sul, high-voltage customers were disregarded.

2) Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

The consolidated losses index of CPFL Energia, already considering RGE Sul in the historical series, was from 8.89% in 1Q16 to 9.28% in 1Q17, an increase of 0.39 b.p. This increase is mainly due to changes in the market breakdown, with increasing low voltage customers share, increase of energy injected in distribution lines (energy generated in SHPPs and transmitted to basic network) and worse macroeconomic scenario.

Find below how was performance of losses in low voltage market:

12-month Accumulated Losses - LV1	Non-technical Losses / LV
	2Q16	3Q16	4Q16	1Q17	ANEEL[2]
CPFL Paulista	6.04%	6.19%	7.13%	7.82%	4.61%
CPFL Piratininga	7.81%	7.69%	8.05%	7.89%	3.90%
RGE	6.58%	5.66%	6.51%	6.07%	4.41%
RGE Sul	8.12%	7.23%	9.24%	6.64%	4.91%
CPFL Santa Cruz	1.57%	2.27%	2.17%	2.50%	0.98%
CPFL Jaguari	6.76%	4.77%	5.04%	4.32%	1.60%
CPFL Mococa	4.44%	4.29%	5.01%	5.73%	0.98%
CPFL Leste Paulista	5.19%	5.82%	4.32%	3.99%	1.46%
CPFL Sul Paulista	2.91%	3.25%	3.95%	3.90%	0.46%

1) Regulatory targets for losses are defined in the periodic tariff revision (RTP) process. CPFL Paulista, RGE and RGE Sul are on the 3rd PTRC and other distributors are in 4th PTRC.

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10.2) Commercialization and Services Segments

10.2.1) Commercialization Segment

Consolidated Income Statement - Commercialization (R$ Million)
	1Q17	1Q16	Var.
Net Operating Revenue	621	432	43.8%
EBITDA(1)	41	17	141.8%
Net Income	17	14	23.5%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 1Q17, net operating revenue reached R$ 621 million, representing an increase of 43.8% (R$ 189 million).

EBITDA

In 1Q17, EBITDA totaled R$ 41 million, compared to R$ 17 million in 1Q16, an increase of 141.8% (R$ 24 million).

Net Income

In 1Q17, net income amounted to R$ 17 million, compared to R$ 14 million in 1Q16, an increase of 23.5% (R$ 3 million).

10.2.2) Services Segment

Consolidated Income Statement - Services (R$ Million)
	1Q17	1Q16	Var.
Net Operating Revenue	103	85	21.0%
EBITDA(1)	18	18	0.8%
Net Income	11	10	2.5%

Note:

(1)     EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Operating Revenue

In 1Q17, net operating revenue reached R$ 103 million, representing an increase of 21.0% (R$ 18 million).

EBITDA

In 1Q17, EBITDA totaled R$ 18 million, compared to R$ 18 million in 1Q16, an increase of 0.8%.

Net Income

In 1Q17, net income amounted to R$ 11 million, compared to R$ 10 million in 1Q16, an increase of 2.5%.

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10.3) Conventional Generation Segment

10.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (R$ Million)
	1Q17	1Q16	Var.
Gross Operating Revenue	282	261	8.2%
Net Operating Revenue	257	237	8.6%
Cost of Electric Power	(22)	(26)	-14.4%
Operating Costs & Expenses	(56)	(57)	-1.1%
EBITDA(1)	290	249	16.4%
Net Income	132	110	20.1%

           Nota:

(1)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

10.3.1.1) Operating Revenue

In 1Q17, Gross Operating Revenue reached R$ 282 million, an increase of 8.2% (R$ 21 million) in relation to 1Q16.

The variation in the gross operating revenue is mainly due to the following factors:

  Increase of 10.3% of the power supply revenue from Serra da Mesa HPP (R$ 13 million) due to the increase of 10.3% in the average sales price, as a result of the price readjustment of this sales agreement;
  Increase in the power supply to CPFL Paulista and CPFL Piratininga of energy from Barra Grande HPP (Baesa) (R$ 4 million);
  Increase of revenue from the plants CPFL Centrais Geradoras (R$ 4 million);
  Increase of revenue from Paulista Lajeado HPP (R$ 1 million);
  Other revenues (R$ 1 million);

Partially offset by:

  Decrease of revenue from the plants of Rio das Antas Complex (Ceran) (R$ 2 million).

Net Operating Revenue reached R$ 257 million, registering an increase of 8.6% (R$ 20 million).

10.3.1.2) Cost of Electric Power

In 1Q17, the cost of electric power reached R$ 22 million, a reduction of 14.4% (R$ 4 million), due mainly to the following factors:

•         Reduction of 22.3% in the cost with Electric Energy Purchased for Resale (R$ 4 million), due mainly to the following factors:

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In CPFL Geração (controlling company), decrease of R$ 8 million:

               (i)       Reduction in the cost of energy from Barra Grande HPP (Baesa) (R$ 8 million) due to the reduction of 41.7% in the average sales price;

In Rio das Antas Complex (Ceran), Paulista Lajeado HPP and Centrais Geradoras, increase of R$ 4 million:

               (i)       Increase of R$ 3 million in the energy cost from the plants of CPFL Centrais Geradoras;

              (ii)       Increase of R$ 1 million in the energy cost from the plants of Rio das Antas Complex (Ceran).

•         Increase of 12.4% in the cost with Charges for the Use of the Transmission and Distribution System (R$ 1 million).

10.3.1.3) Operating Costs and Expenses

In 1Q17, operating costs and expenses reached R$ 56 million, compared to R$ 57 million in 1Q16, a reduction of 1.1% (R$ 1 million), due to the variations in:

     (i)       PMSO item, that reached R$ 25 million in 1Q17, compared to R$ 25 million in 1Q16, registering a reduction of 2.8% (R$ 1 million). The table below lists the main variation in PMSO:

Consolidated Income Statement - Conventional Generation (R$ million)
	1Q17	1Q16	Var.
Gross Operating Revenue	282	261	8.2%
Net Operating Revenue	257	237	8.6%
Cost of Electric Power	(22)	(26)	-14.4%
Operating Costs & Expenses	(56)	(57)	-1.1%
EBIT	179	155	16.0%
EBITDA	290	249	16.4%
Financial Income (Expense)	(100)	(84)	19.5%
Income Before Taxes	159	134	18.3%
Net Income	132	110	20.1%

This variation is explained mainly by the following factors:

                      i.        Personnel expenses, which registered an increase of 11.8% (R$ 1 million);

                     ii.        Increase in Material, which registered a decrease of 35.0% (R$ 0.2 million);

                    iii.        Increase of 18.4% in Outsourced Services (R$ 1 million);

                   iv.        Reduction of 21.3% in Other Operating Costs/Expenses (R$ 2 million).

    (ii)       Reduction of 0.5% in Depreciation and Amortization;

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10.3.1.4) Equity Income

Equity Income (R$ Million)
	1Q17	1Q16	Var. R$	Var. %
Projects
Barra Grande HPP	1	7	(6)	-82.2%
Campos Novos HPP	34	23	11	50.6%
Foz do Chapecó HPP	25	18	7	37.7%
Epasa TPP	19	15	4	24.2%
Total	80	63	16	25.6%

In 1Q17, Equity Income reached R$ 80 million, compared to R$ 63 million in 1Q16, an increase of 25.6% (R$ 16 million).

Barra Grande HPP (-R$ 6 million):

•         Reduction of 27.6% in Net Revenue (R$ 5 million);

•         Increase in Operating Costs and Expenses (R$ 7 million);

•         Reduction of 5.9% (R$ 0.1 million) in Depreciation and Amortization;

•         Increase of 99.0% in Net Financial Expense (R$ 0.2 million);

•         Reduction of the expense with Income Tax and Social Contribution (R$ 3 million);

•         Reduction of 82.2% in Net Income (R$ 6 million).

Foz do Chapecó HPP (R$ 7 million):

•         Increase of 6.5% in Net Revenue (R$ 6 million);

•         Increase of 20.5% in Operating Costs and Expenses (R$ 4 million);

•         Reduction of 0.9% in Depreciation and Amortization (R$ 0.2 million);

•         Reduction of 6.2% in Net Financial Expense (R$ 1 million);

•         Increase of the expense with Income Tax and Social Contribution (R$ 6 million);

•         Increase of 37.7% in Net Income (R$ 7 million).

Campos Novos HPP (R$ 11 million):

•         Increase of 4.4% in Net Revenue (R$ 3 million);

•         Reduction of 32.1% in Operating Costs and Expenses (R$ 7 million);

•         Reduction of 0.6% (R$ 0.1 million) in Depreciation and Amortization;

•         Reversion of negative Net Financial Result in 1Q16 of R$ 1 million to positive Net Financial Result of R$ 2 million (variation of R$ 3 million);

•         Increase of the expense with Income Tax and Social Contribution (R$ 6 million);

•         Increase of 50.6% in Net Income (R$ 11 million).

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EPASA TPP (R$ 4 million):

•         Increase of 20.7% in Net Revenue (R$ 15 million);

•         Increase of 32.9% in operating costs and expenses (R$ 15 million);

•         Reduction of 0.4% in Depreciation and Amortization;

•         Increase of 19.5% in Net Financial Expense;

•         Increase of the expense with Income Tax and Social Contribution (R$ 6 million);

•         Increase of 50.6% in Net Income (R$ 11 million).

10.3.1.5) EBITDA

In 1Q17, EBITDA was of R$ 290 million, compared to R$ 249 million in 1Q16, an increase of 16.4% (R$ 41 million).

Conciliation of Net Income and EBITDA (R$ million)
	1Q17	1Q16	Var.
Net Income	132	110	20.1%
Depreciation and Amortization	31	31
Financial Result	100	84
Income Tax /Social Contribution	27	25
EBITDA	290	249	16.4%

10.3.1.6) Financial Result

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In 1Q17, the financial result was a net expense of R$ 100 million, representing an increase of 19.5% (R$ 16 million).

•         Financial Revenues moved from R$ 45 million in 1Q16 to R$ 50 million in 1Q17, an increase of 12.6% (R$ 6 million), due to:

✓  Increase of 124.0% in income from financial investments (R$ 19 million);

Partially offset by:

✓  Reduction of 40.5% in monetary and foreign exchange updates (R$ 12 million);

✓  Increase of 93.9% of PIS and COFINS on other finance income (R$ 1 million).

•         Financial Expenses moved from R$ 129 million in 1Q16 to R$ 151 million in 1T17, an increase of 17,1% (R$ 22 million), due to:

✓  Increase of 331.8% in monetary and foreign exchange updates (R$ 24 million);

✓  Increase of 1.4% in debt charges (R$ 2 million);

Partially offset by:

✓  Reduction of 13.0% in expenses of the Use of Public Asset (UBP) (R$ 1 million);

✓  Reduction of R$ 3 million in other effects.

10.3.1.7) Net Income

In 1Q17, net income was of R$ 132 million, compared to a net income of R$ 110 million in 1Q16, an increase of 20.1%.

10.4) CPFL Renováveis

10.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Million)
	1Q17	1Q16	Var. %
Gross Operating Revenue	409	308	32.9%
Net Operating Revenue	387	291	33.2%
Cost of Electric Power	(51)	(31)	63.2%
Operating Costs & Expenses	(251)	(225)	11.3%
EBIT	86	34	148.8%
EBITDA (1)	236	168	41.0%
Financial Income (Expense)	(124)	(134)	-7.8%
Income Before Taxes	(38)	(100)	-61.9%
Net Income	(50)	(107)	-53.1%

        Note:

        (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

10.4.1.1) Variations in the Income Statement of CPFL Renováveis

In 1Q17, the variations in the Income Statement of CPFL Renováveis are mainly due to the factors below:

•         Commercial start-up of Mata Velha SHPP in May 2016 (24.0 MW);

•         Commercial start-up of Campo dos Ventos Complex and São Benedito Complex wind farms, gradually, over 2016 (231.0 MW).

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10.4.1.2) Operating Revenue

Gross Operating Revenue reached R$ 408 million in 1Q17, representing an increase of 32.9% (R$ 101 million).

Net Operating Revenue reached R$ 387 million in 1Q17, representing an increase of 33.2% (R$ 97 million). This increase is mainly due to the following factors:

     Wind (R$ 50 million):

(i)    Commercial startup of the Campo dos Ventos and São Benedito wind complexes in May 2016  (R$ 36 million);

(ii)   Higher energy volume generated due to higher wind speed in 1Q17 and contractual price adjustment (R$ 14 million);

SHPP (R$ 33 million):

(iii)  Commercial startup of SHPP Mata Velha in May 2016 (R$ 5 million);

(iv) Different seasonal adjustment strategy for physical guarantee and contractual price adjustment (R$ 22 million);

(v)   Higher revenue from the holding company mainly due to the settlement of energy purchase to rebuild guarantees and the assets’ moving average, which were offset by the cost of energy purchase (R$ 6 million);

Biomass (R$ 10 million):

(vi)  As from 1Q17, biomass revenue (excluding plants with an energy sale agreement in the regulated market – Bio Pedra, Bio Ester and Bio Formosa) started being recognized based on the seasonal adjustment of the physical guarantee of agreements, while a portion of biomass generation in 1Q16 was recognized based on generation.

The variation is also impacted by intercompany transactions of CPFL Renováveis with CPFL Brasil and Group’s distributors, which are eliminated in the consolidation of CPFL Energia (R$ 4 million).

10.4.1.3) Cost of Electric Power

In 1Q17, Cost of Electric Power was of R$ 51 million, representing na increase of 63.2% (R$ 20 million). This increase is due to the following factors:

•         Increase of 107.8% in the cost with Electric Energy Purchased for Resale (R$ 14 million), mainly due to the the purchase of energy to the meet exposure in the spot market and hedge;

•         Increase of 31.0% in cost with Charges for the Use of the Transmission and Distribution System (R$ 6 million):

                    (i)        Start of contractual commitments for use and connection with distribution and transmission companies and the ONS due to the operational startup in the last 12 months;

                   (ii)        Higher energy generation between the periods being compared (+11.2% in 1Q17);

                  (iii)        Impact of the annual adjustment of connection charges and use and connection fees for the distribution and transmission system.

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10.4.1.4) Operating Costs and Expenses

In 1Q17, Operating Costs and Expenses reached R$ 251 million, representing an increase of 11.3% (R$ 26 million). The main factors were:

•         PMSO item, which reached R$ 100 million, an increase of 8.7% (R$ 8 million).

The table below shows a summary of the main variations in PMSO:

PMSO (R$ million)
	1Q17	1Q16	Variation
			R$ MM	%
Reported PMSO
Personnel	(22.9)	(20.3)	(2.6)	12.7%
Material	(4.9)	(3.5)	(1.4)	38.9%
Outsourced Services	(46.3)	(42.1)	(4.2)	9.9%
Other Operating Costs/Expenses	(25.7)	(25.9)	0.1	-0.6%
GSF Risk Premium	(0.6)	-	(0.6)	-
Others	(25.1)	(25.9)	0.7	-2.9%
Total PMSO	(99.8)	(91.8)	(8.0)	8.7%

This variation is explained mainly by the following factors:

                  (i)       Personnel: Increase of 12.7% (R$ 3 million), as a result of the higher number of employees and the collective bargaining agreement;

                 (ii)       Material and Outsourced Services: Increase of 12.2% (6 million) mainly due to increase in expenses with consulting services and lawyers fees related to corporate projects;

Partially offset:

                (iii)       Others: reduction of R$ 1 million.

•         Depreciation and Amortization item, which reached R$ 112 million, an increase of 17.5% (R$ 17 million), due basically to the start-up of assets over the last 12 months.

10.4.1.5) EBITDA

In 1Q17, EBITDA was of R$ 236 million, compared to R$ 168 million in 1Q16, an increase of 41.0% (R$ 69 million).

Conciliation of Net Income and EBITDA (R$ million)
	1Q17	1Q16	Var.
Net income	(50)	(107)	-53.1%
Amortization	151	133
Financial Results	124	134
Income Tax /Social Contribution	12	7
EBITDA	236	168	41.0%

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10.4.1.6) Financial Result

In 1Q17, net Financial Result was an expense of R$ 124 million, representing a reduction of 7.8% (R$ 10 million) compared to 1Q16.

The main factors that affected the financial revenue (increase of R$ 9 million) were:

            (i)        Increase of the income from the financial investments (R$ 10 million);

Partially offset by:

           (ii)        Decrease of monetary and foreign exchange updates (R$ 1 million);

The main factors that affected the financial expense (decrease of R$ 1 million) were:

          (iii)        Increase of debt charges, mainly due to the increase in the reference rates (R$ 12 million);

         (iv)        Reduction in capitalized interest (R$ 9 million), due to the commercial start-up of the generation projects that were under construction;

Partially offset by:

          (v)        Reduction in other financial expenses (R$ 4 million);

         (vi)        Decrease of monetary and foreign exchange updates (R$ 1 million).

10.4.1.7) Net Income

In 1Q17, Net Loss was of R$ 50 million, compared to a net income of R$ 107 million in 1Q16 (R$ 99 million).

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10.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 2,054 MW of operating installed capacity and 75 MW of capacity under construction. The operational power plants comprises 39 Small Hydroelectric Power Plants – SHPPs (423 MW), 43 wind farms (1,260 MW), 8 biomass thermoelectric power plants (370 MW) and 1 solar power plant (1 MW). Still under construction there are 2 wind farms (48 MW) and 1 SHPP (27 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 2,987 MW, representing a total portfolio of 5,115 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Biomass	Wind	Solar	Total
Operating	423	370	1,260	1	2,054
Under construction	27	-	48	-	75
Under development	216	-	2,226	544	2,987
Total	666	370	3,535	545	5,115

Pedra Cheirosa Wind Farms

The wind farms of Pedra Cheirosa Complex (Pedra Cheirosa I and II), located in the State of Ceará, are under construction. Start-up is scheduled for 1H18. The installed capacity is of 48.3 MW and the assured energy is of 26.1 average-MW. Energy was sold through long-term contract in the 2013 A-5 auction (Pedra Cheirosa I – price: R$ 156.20/MWh | Pedra Cheirosa II – price: R$ 156.82, both in March 2017).

Boa Vista II SHPP

The Boa Vista II SHPP, project located in the State of Minas Gerais, has operations in input prediction from 1Q20. The installed capacity is of 26.5 MW and the assured energy is of 14.8 average-MW. Energy was sold through long-term contracts in the 2015 A-5 new energy auction (price: R$ 225.53/MWh – March 2017).

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11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2017	12/31/2016	03/31/2016

CURRENT
Cash and Cash Equivalents	4,877,813	6,164,997	4,405,794
Consumers, Concessionaries and Licensees	4,065,465	3,765,893	3,726,057
Dividend and Interest on Equity	75,395	73,328	86,901
Financial Investments	450	449	12,664
Recoverable Taxes	423,054	403,848	479,172
Derivatives	197,741	163,241	604,591
Sectoral Financial Assets	-	-	903,262
Concession Financial Assets	10,836	10,700	9,861
Other Credits	911,796	796,731	1,085,302
TOTAL CURRENT	10,562,550	11,379,187	11,313,605

NON-CURRENT
Consumers, Concessionaries and Licensees	204,416	203,185	136,400
Affiliates, Subsidiaries and Parent Company	9,236	47,631	87,077
Judicial Deposits	769,646	550,072	489,460
Recoverable Taxes	205,938	198,286	168,455
Sectoral Financial Assets	-	-	-
Derivatives	440,011	641,357	1,240,428
Deferred Taxes	935,471	922,858	413,858
Concession Financial Assets	5,601,969	5,363,144	3,834,678
Investments at Cost	116,654	116,654	116,654
Other Credits	795,499	766,253	618,997
Investments	1,487,245	1,493,753	1,315,601
Property, Plant and Equipment	9,880,291	9,712,998	9,284,969
Intangible	10,723,398	10,775,613	9,085,331
TOTAL NON-CURRENT	31,169,774	30,791,805	26,791,909

TOTAL ASSETS	41,732,324	42,170,992	38,105,514

Página 51 de 64

11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2017	12/31/2016	03/31/2016

CURRENT
Suppliers	2,232,237	2,728,130	1,873,994
Accrued Interest on Debts	113,733	129,364	62,658
Accrued Interest on Debentures	325,169	305,180	216,035
Loans and Financing	2,826,371	1,746,284	2,303,027
Debentures	1,119,269	1,242,095	220,576
Employee Pension Plans	44,016	33,209	200
Regulatory Charges	339,777	366,078	733,451
Taxes, Fees and Contributions	785,682	681,544	709,205
Dividend and Interest on Equity	19,970	232,851	220,534
Accrued Liabilities	127,680	131,707	90,917
Derivatives	7,581	6,055	35,125
Sectoral Financial Liabilities	1,316,071	597,515	-
Public Utilities	10,857	10,857	9,921
Other Accounts Payable	892,000	807,623	878,932
TOTAL CURRENT	10,160,412	9,018,492	7,354,576

NON-CURRENT
Suppliers	130,767	129,781	633
Accrued Interest on Debts	139,342	144,709	137,405
Accrued Interest on Debentures	33,203	29,153	19,408
Loans and Financing	9,226,883	11,023,685	11,006,688
Debentures	7,546,014	7,423,519	6,271,237
Employee Pension Plans	1,011,715	1,019,233	469,064
Taxes, Fees and Contributions	25,096	26,814	-
Deferred Taxes	1,286,397	1,324,134	1,415,799
Reserve for Tax, Civil and Labor Risks	837,809	833,276	598,349
Derivatives	165,825	112,207	14,534
Sectoral Financial Liabilities	209,384	317,406	196,536
Public Utilities	87,404	86,624	84,226
Other Accounts Payable	278,850	309,292	179,179
TOTAL NON-CURRENT	20,978,689	22,779,832	20,393,058

SHAREHOLDERS' EQUITY
Capital	5,741,284	5,741,284	5,348,312
Capital Reserve	468,014	468,014	468,082
Legal Reserve	739,102	739,102	694,058
Statutory Reserve - Concession Financial Assets	729,608	702,928	640,545
Statutory Reserve - Strengthening of Working Capital	545,505	545,505	392,972
Adittional Dividend Proposed	-	7,820	-
Other Comprehensive Income	(241,043)	(234,633)	177,537
Retained Earnings	225,616	-	222,712
	8,208,086	7,970,021	7,944,217
Non-Controlling Shareholders' Interest	2,385,137	2,402,648	2,413,663
TOTAL SHAREHOLDERS' EQUITY	10,593,224	10,372,668	10,357,881

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	41,732,324	42,170,992	38,105,514

Página 52 de 64

11.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated
	1Q17	1Q16	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	6,821,851	6,463,078	5.6%
Electricity Sales to Distributors	950,802	748,256	27.1%
Revenue from building the infrastructure	416,039	217,134	91.6%
Update of concession's financial asset	48,923	87,380	-44.0%
Sectorial financial assets and liabilities	(565,003)	(732,253)	-22.8%
Other Operating Revenues	1,057,772	802,052	31.9%
	8,730,385	7,585,647	15.1%

DEDUCTIONS FROM OPERATING REVENUES	(3,191,606)	(3,248,878)	-1.8%
NET OPERATING REVENUES	5,538,779	4,336,770	27.7%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(3,018,384)	(2,165,933)	39.4%
Electricity Network Usage Charges	(202,270)	(362,089)	-44.1%
	(3,220,654)	(2,528,021)	27.4%
OPERATING COSTS AND EXPENSES
Personnel	(332,483)	(244,968)	35.7%
Material	(55,095)	(39,785)	38.5%
Outsourced Services	(185,253)	(149,219)	24.1%
Other Operating Costs/Expenses	(185,924)	(172,685)	7.7%
Allowance for Doubtful Accounts	(46,696)	(46,051)	1.4%
Legal and judicial expenses	(55,119)	(59,384)	-7.2%
Others	(84,109)	(67,249)	25.1%
Cost of building the infrastructure	(414,627)	(217,035)	91.0%
Employee Pension Plans	(28,831)	(13,913)	107.2%
Depreciation and Amortization	(304,323)	(246,081)	23.7%
Amortization of Concession's Intangible	(72,116)	(61,887)	16.5%
	(1,578,653)	(1,145,572)	37.8%

EBITDA[1]	1,195,765	1,034,769	15.6%

INCOME FROM ELECTRIC ENERGY SERVICE	739,472	663,176	11.5%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	280,711	312,332	-10.1%
Financial Expenses	(716,850)	(631,359)	13.5%
	(436,138)	(319,027)	36.7%

EQUITY ACCOUNTING
Equity Accounting	79,854	63,625	25.5%
Assets Surplus Value Amortization	(145)	(145)	0.0%
	79,709	63,480	25.6%

INCOME BEFORE TAXES ON INCOME	383,043	407,629	-6.0%

Social Contribution	(40,575)	(47,166)	-14.0%
Income Tax	(110,347)	(128,016)	-13.8%

NET INCOME	232,121	232,446	-0.1%
Controlling Shareholders' Interest	245,886	271,349	-9.4%
Non-Controlling Shareholders' Interest	(13,765)	(38,902)	-64.6%

Note: (1)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

Página 53 de 64

11.4) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	1Q17	Last 12M

Beginning Balance	6,164,997	4,405,795

Net Income Before Taxes	383,043	1,355,961

Depreciation and Amortization	376,718	1,359,915
Interest on Debts and Monetary and Foreign Exchange Restatements	592,962	2,258,620
Consumers, Concessionaries and Licensees	(347,285)	50,777
Sectoral Financial Assets	20,486	1,341,471
Accounts Receivable - Resources Provided by the CDE/CCEE	(70,265)	299,563
Suppliers	(479,421)	24,832
Sectoral Financial Liabilities	562,875	729,667
Accounts Payable - CDE	(7,545)	(53,288)
Interest on Debts and Debentures Paid	(457,262)	(1,581,730)
Income Tax and Social Contribution Paid	(152,233)	(935,442)
Others	(149,785)	(292,335)
	(110,755)	3,202,050

Total Operating Activities	272,288	4,558,011

Investment Activities
Value Paid in Business Combination, Net of the Acquired Cash	-	(1,496,675)
Acquisition of Property, Plant and Equipment, and Intangibles	(642,319)	(2,434,381)
Others	(35,436)	(93,323)
Total Investment Activities	(677,755)	(4,024,379)

Financing Activities
Capital Increase by Non Controlling Shareholders	-	467
Loans and Debentures	801,737	4,158,904
Principal Amortization of Loans and Debentures, Net of Derivatives	(1,479,465)	(3,784,902)
Dividend and Interest on Equity Paid	(224,437)	(451,488)
Others	20,448	15,405
Total Financing Activities	(881,717)	(61,614)

Cash Flow Generation	(1,287,184)	472,018

Ending Balance - 03/31/2017	4,877,813	4,877,813

Página 54 de 64

11.5) Income Statement – Conventional Generation Segment

(R$ thousands)

Conventional Generation
	1Q17	1Q16	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-
Eletricity Sales to Distributors	279,499	259,272	7.8%
Other Operating Revenues	2,818	1,682	67.5%
	282,317	260,954	8.2%

DEDUCTIONS FROM OPERATING REVENUE	(25,166)	(24,157)	4.2%
NET OPERATING REVENUE	257,151	236,797	8.6%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(15,394)	(19,814)	-22.3%
Eletricity Network Usage Charges	(6,579)	(5,852)	12.4%
	(21,973)	(25,666)	-14.4%
OPERATING COSTS AND EXPENSES
Personnel	(10,085)	(9,022)	11.8%
Material	(550)	(847)	-35.0%
Outsourced Services	(5,487)	(4,636)	18.4%
Other Operating Costs/Expenses	(8,595)	(10,915)	-21.3%
Employee Pension Plans	(517)	(322)	60.7%
Depreciation and Amortization	(28,173)	(28,305)	-0.5%
Amortization of Concession's Intangible	(2,492)	(2,492)	0.0%
	(55,899)	(56,538)	-1.1%

EBITDA	289,654	248,869	16.4%

EBIT	179,279	154,592	16.0%

FINANCIAL INCOME (EXPENSE)
Financial Income	50,508	44,851	12.6%
Financial Expenses	(150,573)	(128,587)	17.1%
Interest on Equity	-	-	-
	(100,065)	(83,736)	19.5%

EQUITY ACCOUNTING
Equity Accounting	79,709	63,480	25.6%
Assets Surplus Value Amortization	-	-	0.0%
	79,709	63,480	25.6%

INCOME BEFORE TAXES ON INCOME	158,924	134,336	18.3%

Social Contribution	(7,168)	(6,605)	8.5%
Income Tax	(20,156)	(18,135)	11.1%

NET INCOME (LOSS)	131,599	109,596	20.1%

Página 55 de 64

11.6) Income Statement – CPFL Renováveis

(R$ thousands)

Consolidated (100% Participation)
	1Q17	1Q16	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	23,790	23,200	2.5%
Eletricity Sales to Distributors	384,169	284,175	35.2%
Other Operating Revenues	885	309	186.2%
	408,844	307,685	32.9%

DEDUCTIONS FROM OPERATING REVENUES	(21,382)	(16,771)	27.5%
NET OPERATING REVENUES	387,462	290,914	33.2%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(27,298)	(13,134)	107.8%
Eletricity Network Usage Charges	(23,892)	(18,236)	31.0%
	(51,191)	(31,370)	63.2%
OPERATING COSTS AND EXPENSES
Personnel	(22,910)	(20,335)	12.7%
Material	(4,878)	(3,511)	38.9%
Outsourced Services	(46,278)	(42,096)	9.9%
Other Operating Costs/Expenses	(25,735)	(25,885)	-0.6%
Depreciation and Amortization	(112,208)	(95,497)	17.5%
Amortization of Concession's Intangible	(38,625)	(37,800)	2.2%
	(250,634)	(225,124)	11.3%

EBITDA (1)	236,470	167,717	41.0%

EBIT	85,637	34,419	148.8%

FINANCIAL INCOME (EXPENSE)
Financial Income	38,890	29,880	30.2%
Financial Expenses	(162,541)	(163,959)	-0.9%
	(123,651)	(134,079)	-7.8%

INCOME BEFORE TAXES ON INCOME	(38,014)	(99,660)	-61.9%

Social Contribution	(4,573)	(2,925)	56.3%
Income Tax	(7,573)	(4,296)	76.3%

NET INCOME	(50,160)	(106,881)	-53.1%

Página 56 de 64

11.7) Income Statement – Distribution Segment

(R$ thousands)

Consolidated
	1Q17	1Q16	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	6,361,528	6,124,109	3.9%
Electricity Sales to Distributors	285,534	215,538	32.5%
Revenue from building the infrastructure	378,442	214,423	76.5%
Adjustments to the concession´s financial asset	48,923	87,380	-44.0%
Sectoral financial assets and liabilities	(565,003)	(732,253)	-22.8%
Other Operating Revenues	1,026,210	776,395	32.2%
	7,535,635	6,685,592	12.7%

DEDUCTIONS FROM OPERATING REVENUE	(3,073,282)	(3,158,707)	-2.7%
NET OPERATING REVENUE	4,462,353	3,526,884	26.5%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,632,925)	(1,882,032)	39.9%
Electricity Network Usage Charges	(177,459)	(343,437)	-48.3%
	(2,810,384)	(2,225,468)	26.3%
OPERATING COSTS AND EXPENSES
Personnel	(223,800)	(165,749)	35.0%
Material	(38,810)	(28,315)	37.1%
Outsourced Services	(194,435)	(144,128)	34.9%
Other Operating Costs/Expenses	(162,323)	(144,345)	12.5%
Allowance for Doubtful Accounts	(46,977)	(45,374)	3.5%
Legal and Judicial Expenses	(45,827)	(50,533)	-9.3%
Others	(69,519)	(48,438)	43.5%
Cost of building the infrastructure	(378,442)	(214,423)	76.5%
Employee Pension Plans	(28,315)	(13,591)	108.3%
Depreciation and Amortization	(151,151)	(118,085)	28.0%
Amortization of Concession's Intangible	(15,322)	(5,918)	158.9%
Amortization of goodwill derived from acquisition	(22,202)	(15,035)	47.7%
	(1,214,798)	(849,587)	43.0%

EBITDA (IFRS)(1)	625,845	590,866	5.9%

EBIT	437,171	451,829	-3.2%

FINANCIAL INCOME (EXPENSE)
Financial Income	177,342	218,543	-18.9%
Financial Expenses	(358,958)	(309,554)	16.0%
Interest on Equity
	(181,616)	(91,011)	99.6%

INCOME BEFORE TAXES ON INCOME	255,554	360,818	-29.2%

Social Contribution	(28,077)	(36,746)	-23.6%
Income Tax	(77,273)	(102,051)	-24.3%

Net Income (IFRS)	150,205	222,021	-32.3%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 57 de 64

11.8) Income Statement – Distribution Segment (without RGE Sul)

(R$ thousands)

Consolidated (without RGE Sul)
	1Q17	1Q16	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,197,280	6,124,109	-15.1%
Electricity Sales to Distributors	267,893	215,538	24.3%
Revenue from building the infrastructure	293,779	214,423	37.0%
Adjustments to the concession´s financial asset	40,784	87,380	-53.3%
Sectoral financial assets and liabilities	(448,354)	(732,253)	-38.8%
Other Operating Revenues	840,509	776,395	8.3%
	6,191,890	6,685,592	-7.4%

DEDUCTIONS FROM OPERATING REVENUE	(2,496,035)	(3,158,707)	-21.0%
NET OPERATING REVENUE	3,695,855	3,526,884	4.8%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,213,757)	(1,882,032)	17.6%
Electricity Network Usage Charges	(139,658)	(343,437)	-59.3%
	(2,353,415)	(2,225,468)	5.7%
OPERATING COSTS AND EXPENSES
Personnel	(182,292)	(165,749)	10.0%
Material	(30,086)	(28,315)	6.3%
Outsourced Services	(163,302)	(144,128)	13.3%
Other Operating Costs/Expenses	(139,113)	(144,345)	-3.6%
Allowance for Doubtful Accounts	(38,951)	(45,374)	-14.2%
Legal and Judicial Expenses	(44,127)	(50,533)	-12.7%
Others	(56,035)	(48,438)	15.7%
Cost of building the infrastructure	(293,779)	(214,423)	37.0%
Employee Pension Plans	(25,499)	(13,591)	87.6%
Depreciation and Amortization	(122,361)	(118,085)	3.6%
Amortization of Concession's Intangible	(5,918)	(5,918)	0.0%
Amortization of goodwill derived from acquisition	(15,035)	(15,035)	0.0%
	(977,385)	(849,587)	15.0%

EBITDA(1)	508,369	590,866	-14.0%

EBIT	365,056	451,829	-19.2%

FINANCIAL INCOME (EXPENSE)
Financial Income	155,569	218,543	-28.8%
Financial Expenses	(309,388)	(309,554)	-0.1%
Interest on Equity
	(153,819)	(91,011)	69.0%

INCOME BEFORE TAXES ON INCOME	211,237	360,818	-41.5%

Social Contribution	(23,316)	(36,746)	-36.5%
Income Tax	(64,228)	(102,051)	-37.1%

Net Income	123,693	222,021	-44.3%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 58 de 64

11.9) Income Statement – Distribution Segment

(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	1Q17	1Q16	Var.
Gross Operating Revenue	3,206,368	3,426,287	-6.4%
Net Operating Revenue	1,892,227	1,807,781	4.7%
Cost of Electric Power	(1,240,578)	(1,177,354)	5.4%
Operating Costs & Expenses	(490,483)	(423,936)	15.7%
EBIT	161,165	206,492	-22.0%
EBITDA (1)	217,374	258,863	-16.0%
Financial Income (Expense)	(72,602)	(40,489)	79.3%
Income Before Taxes	88,563	166,003	-46.6%
Net Income	52,268	104,295	-49.9%

CPFL PIRATININGA
	1Q17	1Q16	Var.
Gross Operating Revenue	1,415,587	1,587,552	-10.8%
Net Operating Revenue	849,889	803,292	5.8%
Cost of Electric Power	(576,675)	(521,982)	10.5%
Operating Costs & Expenses	(190,166)	(150,960)	26.0%
EBIT	83,049	130,350	-36.3%
EBITDA (1)	106,906	153,222	-30.2%
Financial Income (Expense)	(32,505)	(20,176)	61.1%
Income Before Taxes	50,544	110,175	-54.1%
Net Income	31,363	68,383	-54.1%

RGE
	1Q17	1Q16	Var.
Gross Operating Revenue	1,215,435	1,309,502	-7.2%
Net Operating Revenue	728,517	709,202	2.7%
Cost of Electric Power	(417,453)	(413,326)	1.0%
Operating Costs & Expenses	(211,525)	(200,073)	5.7%
EBIT	99,539	95,804	3.9%
EBITDA (1)	139,124	133,565	4.2%
Financial Income (Expense)	(37,486)	(19,741)	89.9%
Income Before Taxes	62,053	76,063	-18.4%
Net Income	39,555	49,149	-19.5%

CPFL SANTA CRUZ
	1Q17	1Q16	Var.
Gross Operating Revenue	159,595	155,251	2.8%
Net Operating Revenue	102,760	88,093	16.6%
Cost of Electric Power	(54,577)	(47,580)	14.7%
Operating Costs & Expenses	(30,064)	(25,941)	15.9%
EBIT	18,119	14,573	24.3%
EBITDA (1)	22,418	19,147	17.1%
Financial Income (Expense)	(3,356)	(4,297)	-21.9%
Income Before Taxes	14,762	10,276	43.7%
Net Income	9,321	6,514	43.1%

Note:

Página 59 de 64

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	1Q17	1Q16	Var.
Gross Operating Revenue	46,196	43,664	5.8%
Net Operating Revenue	30,552	25,698	18.9%
Cost of Electric Power	(14,258)	(13,584)	5.0%
Operating Costs & Expenses	(10,439)	(8,848)	18.0%
EBIT	5,854	3,266	79.3%
EBITDA (1)	7,474	4,976	50.2%
Financial Income (Expense)	(1,779)	(2,125)	-16.3%
Income Before Taxes	4,075	1,140	257.4%
Net Income	2,561	686	273.1%

CPFL SUL PAULISTA
	1Q17	1Q16	Var.
Gross Operating Revenue	60,734	63,239	-4.0%
Net Operating Revenue	39,578	36,776	7.6%
Cost of Electric Power	(19,574)	(19,789)	-1.1%
Operating Costs & Expenses	(13,983)	(11,863)	17.9%
EBIT	6,021	5,123	17.5%
EBITDA (1)	6,549	7,415	-11.7%
Financial Income (Expense)	(2,437)	(2,085)	16.9%
Income Before Taxes	3,585	3,039	18.0%
Net Income	2,207	1,926	14.6%

CPFL JAGUARI
	1Q17	1Q16	Var.
Gross Operating Revenue	54,898	65,577	-16.3%
Net Operating Revenue	31,334	35,391	-11.5%
Cost of Electric Power	(20,326)	(22,317)	-8.9%
Operating Costs & Expenses	(8,826)	(6,005)	47.0%
EBIT	2,182	7,069	-69.1%
EBITDA (1)	3,209	8,185	-60.8%
Financial Income (Expense)	(2,499)	(1,171)	113.4%
Income Before Taxes	(317)	5,898	-105.4%
Net Income	(392)	3,746	-110.5%

CPFL MOCOCA
	1Q17	1Q16	Var.
Gross Operating Revenue	33,077	34,519	-4.2%
Net Operating Revenue	20,998	20,651	1.7%
Cost of Electric Power	(9,973)	(9,537)	4.6%
Operating Costs & Expenses	(6,864)	(6,927)	-0.9%
EBIT	4,161	4,187	-0.6%
EBITDA (1)	5,315	5,494	-3.3%
Financial Income (Expense)	(1,036)	(1,671)	-38.0%
Income Before Taxes	3,126	2,515	24.3%
Net Income	1,965	1,613	21.8%

Note:

Página 60 de 64

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Summary of Income Statement by Distribution Company (R$ Thousands)

RGE SUL
	1Q17	1Q16	Var.
Gross Operating Revenue	1,343,745	-	0.0%
Net Operating Revenue	766,497	-	0.0%
Cost of Electric Power	(456,969)	-	0.0%
Operating Costs & Expenses	(237,414)	-	0.0%
EBIT	72,115	-	0.0%
EBITDA (1)	117,477	-	0.0%
Financial Income (Expense)	(27,798)	-	0.0%
Income Before Taxes	44,317	-	0.0%
Net Income	26,512	-	0.0%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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11.10) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista
	1Q17	1Q16	Var.
Residential	2,392	2,360	1.3%
Industrial	2,532	2,546	-0.6%
Commercial	1,455	1,476	-1.4%
Others	1,033	994	3.9%
Total	7,411	7,376	0.5%

CPFL Piratininga
	1Q17	1Q16	Var.
Residential	1,051	1,042	0.8%
Industrial	1,483	1,600	-7.3%
Commercial	647	640	1.1%
Others	282	279	1.2%
Total	3,463	3,562	-2.8%

RGE
	1Q17	1Q16	Var.
Residential	686	665	3.2%
Industrial	792	764	3.7%
Commercial	371	377	-1.7%
Others	758	724	4.7%
Total	2,607	2,530	3.0%

CPFL Santa Cruz
	1Q17	1Q16	Var.
Residential	94	93	1.0%
Industrial	51	55	-6.1%
Commercial	44	43	0.5%
Others	90	85	5.7%
Total	279	276	0.9%

CPFL Jaguari
	1Q17	1Q16	Var.
Residential	23	23	0.8%
Industrial	94	99	-4.4%
Commercial	14	13	8.3%
Others	9	10	-2.5%
Total	141	145	-2.3%

CPFL Mococa
	1Q17	1Q16	Var.
Residential	20	19	1.1%
Industrial	15	16	-3.9%
Commercial	8	8	-2.9%
Others	15	14	5.7%
Total	57	57	0.3%

CPFL Leste Paulista
	1Q17	1Q16	Var.
Residential	26	26	0.6%
Industrial	22	21	4.8%
Commercial	12	12	-1.6%
Others	25	22	15.5%
Total	85	80	5.4%

CPFL Sul Paulista
	1Q17	1Q16	Var.
Residential	37	37	0.8%
Industrial	45	47	-2.6%
Commercial	16	15	3.3%
Others	24	23	4.4%
Total	122	122	0.5%

RGE Sul (*)
	1Q17	1Q16	Var.
Residential	800	-	0.0%
Industrial	628	-	0.0%
Commercial	378	-	0.0%
Others	742	-	0.0%
Total	2,549	-	0.0%

Note: (*) Considers sales within the concession area from 1Q17.

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11.11) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	1Q17	1Q16	Var.
Residential	2,392	2,360	1.3%
Industrial	688	884	-22.2%
Commercial	1,161	1,326	-12.4%
Others	994	961	3.4%
Total	5,235	5,531	-5.4%

CPFL Piratininga
	1Q17	1Q16	Var.
Residential	1,051	1,042	0.8%
Industrial	322	463	-30.4%
Commercial	507	569	-10.9%
Others	249	268	-7.2%
Total	2,129	2,342	-9.1%

RGE
	1Q17	1Q16	Var.
Residential	686	665	3.2%
Industrial	288	349	-17.4%
Commercial	345	360	-4.2%
Others	754	724	4.2%
Total	2,073	2,097	-1.2%

CPFL Santa Cruz
	1Q17	1Q16	Var.
Residential	94	93	1.0%
Industrial	26	43	-37.8%
Commercial	41	43	-6.4%
Others	90	85	5.7%
Total	251	264	-5.0%

CPFL Jaguari
	1Q17	1Q16	Var.
Residential	23	23	0.8%
Industrial	52	72	-27.7%
Commercial	14	13	8.3%
Others	9	10	-2.5%
Total	99	118	-16.0%

CPFL Mococa
	1Q17	1Q16	Var.
Residential	20	19	1.1%
Industrial	8	8	0.5%
Commercial	8	8	-4.3%
Others	15	14	5.7%
Total	51	50	1.4%

CPFL Leste Paulista
	1Q17	1Q16	Var.
Residential	26	26	0.6%
Industrial	7	7	5.0%
Commercial	12	12	-1.6%
Others	25	22	15.5%
Total	70	66	5.6%

CPFL Sul Paulista
	1Q17	1Q16	Var.
Residential	37	37	0.8%
Industrial	25	24	5.2%
Commercial	16	15	3.3%
Others	24	23	4.4%
Total	102	99	3.1%

RGE Sul (*)
	1Q17	1Q16	Var.
Residential	800	-	0.0%
Industrial	214	-	0.0%
Commercial	339	-	0.0%
Others	741	-	0.0%
Total	2,095	-	0.0%

Note: (*) Considers sales to the captive market from 1Q17.

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11.12) Reconciliation of Net Debt/Ebitda Pro Forma ratio of CPFL Energia for purposes of financial covenants calculation

(in R$ million)

Notes:

1) In accordance with financial covenants calculation in cases of assets acquired by the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 12, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.